Exhibit 2.1

STOCK PURCHASE AGREEMENT

Between

QUANTA SERVICES, INC.

INFRASOURCE FI, LLC

PBG ACQUISITION III, LLC

and

DYCOM INDUSTRIES, INC.

Dated as of November 19, 2012

i

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01	Benefits	58

ARTICLE VII

TAX MATTERS

SECTION 7.01	Indemnity	59
SECTION 7.02	Returns and Payments	60
SECTION 7.03	Refunds	61
SECTION 7.04	Contests	62
SECTION 7.05	Time of Payment	63
SECTION 7.06	Tax Cooperation and Exchange of Information	63
SECTION 7.07	Conveyance Taxes	64
SECTION 7.08	Section 338(h)(10) Election	64
SECTION 7.09	Miscellaneous	65

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01	Conditions to Obligations of the Sellers	66
SECTION 8.02	Conditions to Obligations of Dycom and the Purchaser	66

ARTICLE IX

INDEMNIFICATION

SECTION 9.01	Survival of Representations and Warranties	67
SECTION 9.02	Indemnification by the Seller	68
SECTION 9.03	Indemnification by the Purchaser	69
SECTION 9.04	Limits on Indemnification	69
SECTION 9.05	Notice of Loss; Third Party Claims	70
SECTION 9.06	Certain Other Indemnification Matters	72

ARTICLE X

TERMINATION

SECTION 10.01	Termination	72
SECTION 10.02	Effect of Termination	73

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01	Expenses	73
SECTION 11.02	Notices	73
SECTION 11.03	Public Announcements	74
SECTION 11.04	Severability	74
SECTION 11.05	Entire Agreement	74
SECTION 11.06	Assignment	75
SECTION 11.07	Amendment	75
SECTION 11.08	Waiver	75
SECTION 11.09	No Third Party Beneficiaries	75
SECTION 11.10	Specific Performance	75
SECTION 11.11	Governing Law	75
SECTION 11.12	Waiver of Jury Trial	76
SECTION 11.13	Currency	76
SECTION 11.14	Counterparts	76
SECTION 11.15	Non-Recourse	76

Exhibit A – Share Table
Exhibit B – Assignment and Assumption Agreement
Exhibit C – Example Statement of Net Working Capital
Exhibit D – Sellers’ Knowledge
Exhibit E – Subsidiaries
Exhibit F – Assignment Agreement
Exhibit G – License Agreement
Exhibit H – Transition Services Agreement

STOCK PURCHASE AGREEMENT, dated as of November 19, 2012, among QUANTA SERVICES, INC., a Delaware corporation (“Quanta”), INFRASOURCE FI, LLC, a Delaware limited liability company (formerly known as InfraSource Incorporated) (“InfraSource”, and together with Quanta, the “Sellers”), DYCOM INDUSTRIES, INC., a Florida corporation (“Dycom”), and PBG ACQUISITION III, LLC, a Delaware limited liability company and wholly-owned subsidiary of Dycom (the “Purchaser”).

WHEREAS, the Sellers own those equity interests (the “Shares”) set forth opposite the names of those entities (the “Acquired Companies”) as indicated on Exhibit A hereto;

WHEREAS, the Acquired Companies, directly and through their Subsidiaries, are engaged in the telecommunications and broadband infrastructure services business at various locations in the United States;

WHEREAS, the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, the Shares, upon the terms and subject to the conditions set forth herein; and

WHEREAS, as a condition to the Purchaser entering into this Agreement, the Acquired Companies are entering into employment agreements or amendments to employment agreements (collectively, the “Employment Documents”) with certain executives, which Employment Documents shall become null and void if this Agreement is terminated.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Sellers, Dycom and the Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Certain Defined Terms. For purposes of this Agreement:

“Action” means any audit, examination, claim, action, suit, arbitration, formal inquiry or proceeding by or before any Governmental Authority.

“Actual Adjustment Amount” means (x) the Purchase Price as finally determined pursuant to Section 2.06, minus (y) the Estimated Purchase Price.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided, however, with respect to Quanta and Dycom, that no stockholder of Quanta or Dycom shall be deemed to be an Affiliate of Quanta or Dycom by virtue of such Person’s ownership of any capital stock of Quanta or Dycom (respectively).

“Agreement” or “this Agreement” means this Stock Purchase Agreement between the parties hereto (including the Exhibits and Schedules hereto and the Disclosure Schedule) and all amendments hereto made in accordance with the provisions of Section 11.07.

“Ancillary Agreements” means the Transition Services Agreement, the Assignment and Assumption Agreement, the License Agreement and the Assignment Agreement.

“Antitrust Confidentiality Agreement” means that certain Antitrust Confidentiality Agreement, dated as of October 12, 2012, between Dycom and Quanta.

“Assets” means the assets and properties of the Acquired Companies and the Subsidiaries.

“Assignment and Assumption Agreement” means that certain Assignment and Assumption Agreement, to be dated as of the Closing Date, among the Purchaser or any Acquired Company and the Seller or any Remaining Subsidiary, substantially in the form attached hereto as Exhibit B.

“Audited Financial Statements” means the audited combined balance sheets of the Acquired Companies for each of the fiscal years ended as of December 31, 2010 and 2011, and the related audited combined statements of operations, shareholders’ equity and statements of cash flow of the Acquired Companies, together with all related notes and schedules thereto, accompanied by the unqualified audit reports thereon of the Sellers’ Accountants.

“Business” means the business of providing telecommunications infrastructure services to customers in the wireline and wireless telecommunications industry as well as the cable television industry including the design, installation, repair and maintenance of fiber optic, copper and coaxial cable networks used for video, data and voice transmission and the design, installation and upgrade of wireless communications networks, in each case solely within the Territory; provided, however, that the Business shall not include (i) power make-ready services related to telecommunications infrastructure, (ii) telecommunications infrastructure services integrated with the operation of overhead or underground electric power infrastructure or pipeline infrastructure for electric power or pipeline customers, or (iii) services to engineer, design, construct, maintain or repair telecommunications infrastructure when performed in conjunction with non-telecommunications services for any customer whose business is not primarily the provision of telecommunications services.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.

“Buy-Out Amount” means, with respect to each Leased Vehicle, the amount required to be paid to the respective lessor of such Leased Vehicle on the Closing Date to purchase such Leased Vehicle, excluding any penalties, fines, interest or similar charges in respect of any delinquencies, defaults or similar events prior to the Closing Date.

“Capital Stock” means, with respect to a Person that is not an individual, any equity interests in such Person, including but not limited to common stock, preferred stock, membership interests, limited liability company interests, profit sharing interests or partnership interests.

“Cash and Cash Equivalents” means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents of the Acquired Companies and Subsidiaries calculated in accordance with GAAP and the practices and methodologies used in the preparation of the Audited Financial Statements, as of the Closing.

“Claims” means any and all administrative, regulatory or judicial actions, suits, petitions, appeals, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations, proceedings, consent orders or consent agreements.

“Closing Date” means the date on which the Closing takes place.

“Closing Date Indebtedness” means the total amount of Indebtedness (including any accrued and unpaid interest thereon and any prepayment premiums, penalties or similar amounts payable in respect thereof) of the Acquired Companies and Subsidiaries as of the Closing. For the avoidance of doubt, Closing Date Indebtedness shall exclude (a) operating leases and any negative cash created by the timing of the payment of trade payables in the ordinary course of business and (b) all Indebtedness that is repaid (or with respect to which the obligations of the Acquired Companies and Subsidiaries is released) at or prior to the Closing.

“Closing Statement” means a statement setting forth a calculation, based on an actual closing of the books of the Acquired Companies and Subsidiaries as of the Closing Date, of (i) the Net Working Capital as of the Closing Date and the Net Working Capital Adjustment Amount, (ii) the amount of Cash and Cash Equivalents, (iii) the amount of Closing Date Indebtedness, and (iv) the Purchase Price, to be prepared pursuant to Section 2.06(a).

“Code” means the Internal Revenue Code of 1986.

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Company IP Agreements” means (a) licenses of Owned Intellectual Property by any Acquired Company or Subsidiary to any third party, (b) licenses of Intellectual Property by any third party to any Acquired Company or Subsidiary, (c) agreements between any Acquired Company or Subsidiary and any third party relating to the development or use of Intellectual Property, or the use, modification, framing, linking, advertisement, or other practices with respect to Internet web sites, and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings specifically governing the use, validity or enforceability of Owned Intellectual Property.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise.

“Conveyance Taxes” means all sales, use, value added, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes.

“Current Assets” means combined current assets (including Receivables) of the Acquired Companies and Subsidiaries in accordance with GAAP consistently applied, (a) excluding (i) Cash and Cash Equivalents, (ii) any amounts due from the Sellers or any of their Affiliates (other than an Acquired Company or a Subsidiary), (iii) any Tax refunds and similar Tax assets and (iv) any Receivables in respect of the CVIN Claim, and (b) including Customer Accounts Receivable.

“Current Liabilities” means the combined current liabilities of the Acquired Companies in accordance with GAAP consistently applied, (a) excluding (i) Indebtedness, (ii) any amount due to the Sellers or any of their Affiliates (other than an Acquired Company or a Subsidiary), and (iii) Income Taxes, and (b) including (x) an accrual reflecting approximately 11/12ths of the estimated aggregate annual bonuses payable in respect of the 2012 incentive bonus plans and (y) the Insurance Claims Accrual.

“Customer Accounts Receivable” means the outstanding balance of Receivables due from customers of any Acquired Company or Subsidiary and cost and estimated earnings in excess of billings for work performed by any Acquired Company or Subsidiary that, in each case, have been transferred to an Affiliate of the Sellers (other than an Acquired Company or Subsidiary).

“CVIN Claim” means the Claim by Engineering Associates, Inc. v. CVIN, LLC.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the Sellers to the Purchaser in connection with this Agreement.

“Dycom Credit Agreement” means the Credit Agreement, dated as of the Closing Date, among Dycom, as the borrower, the subsidiaries of the borrower identified therein, as the guarantors, Bank of America, N.A., as Administrative Agent, Swingline Lender and L/C Issuer, and the other lenders party thereto from time to time, as amended, amended and restated, supplemented or otherwise modified from time to time.

“Encumbrance” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Environment” means surface waters, groundwaters, soil, sediments, subsurface strata and ambient air.

“Environmental Claims” means any Claims relating in any way to any Environmental Law or any Environmental Permit, including (a) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (b) any and all Claims by any Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the Environment.

“Environmental Laws” means all Laws, now or hereafter in effect and as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to the Environment, health, safety, flora, fauna, natural resources or Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq.; the Atomic Energy Act, 42 U.S.C. §§ 2011 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq.; and the Federal Food, Drug and Cosmetic Act, 21 U.S.C. §§ 301 et seq.

“Environmental Permits” means all permits, approvals, identification numbers, licenses and other authorizations required under or issued pursuant to any applicable Environmental Law.

“Example Statement of Net Working Capital” means the statement of Net Working Capital as of the close of business on September 30, 2012 attached as Exhibit C hereto.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Contract” means (i) any contract or agreement set forth on Section 1.01(a) of the Disclosure Schedule, including any such contract or agreement (1) between or among any Acquired Company and/or Subsidiary, on the one hand, and any third party, Seller or any officer, director, or Affiliate (other than the Acquired Companies and Subsidiaries) of the Sellers, on the other hand, that will be terminated, or amended or otherwise modified to exclude all Acquired Companies and Subsidiaries as parties thereto, at or prior to the Closing or (2) relating to the Restructuring Transactions, and (ii) this Agreement and the Ancillary Agreements.

“Excluded Taxes” means (i) all Income Taxes owed by the Sellers or any of their Affiliates other than the Acquired Companies or any Subsidiary of the Acquired Companies for any period; (ii) all Taxes of the Acquired Companies or any Subsidiary of the Acquired Companies for any Pre-Closing Period; (iii) with respect to Straddle Periods, all Taxes of the Acquired Companies or any Subsidiaries which are allocable, pursuant to Section 7.01(b), to the portion of such Straddle Periods ending on the Closing Date; (iv) all Taxes of the Sellers or any other Person (other than the Acquired Companies or any Subsidiary of the Acquired Companies) for which the Acquired Companies or any Subsidiary of the Acquired Companies may be liable by reason of being a member of a consolidated, combined, unitary or affiliated group that includes a Seller or such other Person prior to the Closing, by reason of entering into a tax sharing, tax indemnity or similar agreement (other than an agreement entered into in the ordinary course of business the principal purpose of which is not the sharing or indemnification of Taxes), with a Seller or such other Person prior to the Closing (other than this Agreement) or by reason of transferee or successor liability arising in respect of a transaction undertaken prior to the Closing; (v) Taxes imposed on Purchaser or the Acquired Companies or any Subsidiary of the

Acquired Companies as a result of any breach of warranty or misrepresentation under Section 3.24 hereof, or breach by a Seller of any covenant relating to Taxes; and (vi) all Taxes resulting from an actual or deemed election under Section 338 of the Code (or similar provision of state, local or foreign Tax Law) with respect to the transactions contemplated by this Agreement, including the Section 338(h)(10) Elections.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means (a) petroleum and petroleum products, radioactive materials, asbestos containing materials, urea formaldehyde foam insulation, transformers or other equipment that contain polychlorinated biphenyls and radon gas, (b) any other chemicals, materials or substances defined as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “contaminants” or “pollutants”, or words of similar import, under any applicable Environmental Law, and (c) any other chemical, material or substance that is regulated by any Environmental Law.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Income Taxes” means Taxes imposed on or measured by reference to gross or net income or receipts, and franchise, net worth, capital or other doing business Taxes.

“Income Tax Return” means a Tax Return relating to Income Taxes.

“Indebtedness” means, with respect to any Person, without duplication, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business consistent with past practice that would not otherwise constitute Indebtedness, (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases (for the avoidance of doubt, excluding the future implicit interest rate component of a capital lease), (f) all amounts drawn in respect of such Person under performance, surety or other bonds, or acceptance, letter of credit or similar facilities, to the extent that such amounts have not been repaid to the surety or lender, (g) all obligations of such

Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) all Indebtedness of others referred to in clauses (a) through (g) above guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (I) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (II) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (III) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered), or (IV) otherwise to assure a creditor against loss, and (i) all Indebtedness referred to in clauses (a) through (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Sellers pursuant to Section 9.02 or Dycom and the Purchaser pursuant to Section 9.03, as the case may be.

“Insurance Claims Accrual” means all amounts accrued in respect of the Retained Insurance Claims that are included in the combined Current Liabilities of the Acquired Companies and Subsidiaries in accordance with GAAP consistently applied.

“Intellectual Property” means (i) patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, domain names, trade dress, logos, trade names, corporate names and other identifiers of source or goodwill, including registrations and applications for registration thereof and including the goodwill of the business symbolized thereby or associated therewith, (iii) mask works and copyrights, including copyrights in computer software, and registrations and applications for registration thereof, and (iv) confidential and proprietary information, including trade secrets, know-how and invention rights.

“Inventories” means all inventory, merchandise, goods, raw materials, packaging, labels, supplies and other personal property maintained, held or stored by or for any Acquired Company or Subsidiary at the Closing, and any prepaid deposits for any of the same.

“IRS” means the Internal Revenue Service of the United States.

“IT Assets” means all software, systems, hardware, networks and all other information technology equipment, and all associated documentation.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, injunction, decree, requirement or rule of law (including common law).

“Leased Real Property” means the real property leased by any Acquired Company or Subsidiary as tenant, together with, to the extent leased by any Acquired Company or Subsidiary, all buildings and other structures, facilities or improvements currently located thereon, all fixtures, systems, equipment and items of personal property of any Acquired Company or Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Leased Vehicle” means any vehicle leased by Quanta or any Remaining Subsidiary on behalf of any Acquired Company or Subsidiary which vehicles are listed in Section 1.01(b) of the Disclosure Schedule.

“Letter of Intent” means that certain Letter of Intent, dated as of October 2, 2012, between Dycom and the Sellers.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Licensed Intellectual Property” means Intellectual Property licensed to any Acquired Company or Subsidiary pursuant to the Company IP Agreements.

“Marketing Period” means the first period of ten consecutive Business Days after the date of this Agreement, throughout which the conditions set forth in Article VIII (other than those conditions which by their terms are only capable of being satisfied at the Closing and Section 8.02(e)) shall be satisfied; provided, however, that if such period includes any day from (i) November 21, 2012 through November 23, 2012, or (ii) December 20, 2012 through January 2, 2013, then the Marketing Period shall mean the first period of ten consecutive Business Days throughout which the conditions set forth in Article VIII (other than those conditions which by their terms are only capable of being satisfied at the Closing and Section 8.02(e)) shall be satisfied beginning on (x) in the case of clause (i), November 26, 2012, and (y) in the case of clause (ii), January 3, 2013.

“Material Adverse Effect” means any circumstance, change in or effect on any Acquired Company or Subsidiary that, individually or in the aggregate with all other circumstances, changes in or effects on any Acquired Company or Subsidiary: (a) is or would be reasonably expected to be materially adverse to the business, assets, Liabilities, results of operations or financial condition of the Acquired Companies and Subsidiaries, taken as a whole, or (b) would reasonably be expected to materially and adversely affect the ability of the Purchaser to operate or conduct the Business of the Acquired Companies and Subsidiaries, taken as a whole, substantially in the manner in which it is currently operated or conducted by the Acquired Companies and Subsidiaries; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a breach of a representation, warranty, covenant, condition or agreement that is qualified by the term “Material Adverse Effect” or whether a Material Adverse Effect has occurred or would be reasonably expected to occur for the purposes of Section 8.02(f): (i) events, circumstances, changes or effects that generally affect the industries in which the Acquired Companies or the Subsidiaries operate (including legal and regulatory changes) (except to the extent that the Acquired Companies and Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the principal industries in which the Acquired Companies and Subsidiaries operate (in which case only the incremental material disproportionate impact or impacts may be taken into account in determining whether there has been, is or is reasonably expected to be, a Material Adverse Effect)); (ii) general economic conditions or events, circumstances, changes or effects affecting the securities or financial markets generally (except to the extent that the Acquired Companies and Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the principal industries in which the Acquired Companies and Subsidiaries operate (in which case only the incremental material disproportionate impact or impacts may be taken into account in determining whether there has been, is or is reasonably expected to be, a Material Adverse Effect)); (iii) changes in GAAP or other accounting standards; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or any escalation or worsening of any such acts of war, armed hostilities or terrorism under way as of the date of this Agreement (except to the extent that the Acquired Companies and Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the principal industries in which the Acquired Companies and Subsidiaries operate (in which case only the incremental material disproportionate impact or impacts may be taken into account in determining whether there has been, is or is reasonably expected to be, a Material Adverse Effect)); (v) earthquakes or other natural disasters and other force majeure events in the United States or any other country (except to the extent that the Acquired Companies and Subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared with other participants in the principal industries in which the Acquired Companies and Subsidiaries operate (in which case only the incremental material disproportionate impact or impacts may be taken into account in determining whether there has been, is or is reasonably expected to be, a Material Adverse Effect)); (vi) any event, circumstance, change or effect resulting from the announcement of this Agreement or any action specifically required by this Agreement; (vii) any failure of any Acquired Companies and/or Subsidiaries to meet, with respect to any period or periods, any internal forecasts or projections, estimates of earnings or revenues, or business plans (but not, in each case, the underlying cause of such failures); or (viii) any action taken or omission to act with the written consent or upon the written request of Dycom or the Purchaser.

“Net Working Capital” means, as of a specified date, the positive or negative amount equal to the difference between (a) the Acquired Companies’ Current Assets minus (b) the Acquired Companies’ Current Liabilities, in each case calculated in accordance with this Agreement, applied in a manner consistent with the principles applied in connection with the preparation of the Audited Financial Statements and the Example Statement of Net Working Capital.

“Net Working Capital Adjustment Amount” means, as of the open of business on the Closing Date, (i) the amount by which Net Working Capital is greater than $68.5 million or (ii) the amount by which Net Working Capital is less than $68.5 million; provided that any amount which is calculated pursuant to clause (ii) shall be deemed to be a negative number.

“Non-Disclosure Agreement” means that certain Non-Disclosure Agreement, dated as of August 1, 2012, between Dycom and Quanta.

“Non-Income Taxes” means Taxes other than Income Taxes.

“Owned Intellectual Property” means Intellectual Property owned by any Acquired Company or any Subsidiary. For the avoidance of doubt, “Owned Intellectual Property” shall be deemed to include the Patent Rights as of the Closing.

“Owned Real Property” means the real property in which any Acquired Company or Subsidiary has a fee title (or equivalent) interest, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of any Acquired Company or Subsidiary attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.

“Patent Rights” means U.S. Patent Application No. 12/889,196 entitled “Laying and Protecting Cable Into Existing Covering Surfaces,” filed September 23, 2010 claiming priority to U.S. Provisional Patent Application No. 61/244,954, filed September 23, 2009, owned by Quanta Associates, L.P. and all rights to the subject matter described therein, together with the foreign counterparts of such application as set forth in Section 1.01(c) of the Disclosure Schedule, as well as all of the patents and patent applications to which the foregoing patent applications claim priority, and the patents and patent applications claiming priority from it, including all continuations, continuations-in-part and divisionals, reissues, extensions and re-examination certificates, any and all proceeds derived from the foregoing, and any and all patent rights therein provided by international treaties and conventions.

“Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, clearances, exemptions, certificates, approvals and orders of any Governmental Authority, other than Environmental Permits.

“Permitted Encumbrances” means each of the following: (a) liens for Taxes not yet due and payable, or being contested in good faith by appropriate proceedings for which adequate reserves have been maintained in accordance with GAAP; (b) Encumbrances imposed by Law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising or incurred in the ordinary course of business that are not in excess of $10,000 in the case of a single property or $75,000 in the aggregate at any time; (c) pledges or deposits to secure obligations under workers’ compensation laws, unemployment insurance laws or similar legislation or to secure public or statutory obligations; (d) imperfections or irregularities of title and minor survey exceptions, reciprocal easement agreements and other customary encumbrances on title to Real Property that (i) were not incurred in connection with any Indebtedness, (ii) do not render title to the property encumbered thereby unmarketable, and (iii) do not, individually or in the aggregate, materially and adversely affect the value of or the use of such property for its current and anticipated purposes; (e) zoning, planning, and other similar laws, ordinances, rules, limitations and restrictions, and all rights of any Governmental Authority to regulate Real Property; (f) deposits to secure the performance of bids, trade contracts, surety bonds (other than to secure judgments or litigation), performance bonds, and other obligations of a like nature incurred in the ordinary course or business; (g) any Encumbrance (including any Encumbrance pursuant or relating to any Credit Support Instrument) that is released at or prior to the Closing; and (h) any Encumbrance set forth in Section 1.01(d) of the Disclosure Schedule.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Post-Closing Period” means any taxable period beginning after the date of the Closing.

“Pre-Closing Period” means any taxable period ending on or prior to the date of the Closing.

“Purchased Assets” means all assets principally used in the Business of the Acquired Companies or the Subsidiaries or principally used by the Acquired Companies or the Subsidiaries to generate revenue, in either case which are not owned by an Acquired Company or Subsidiary immediately prior to the Closing, other than IT Assets that are used to provide services shared by the Acquired Companies and the Remaining Subsidiaries, Shared Business Processes and the Retained Names, but in any event including those certain assets of Quanta or its Affiliates set forth in Section 2.01 of the Disclosure Schedule.

“Purchase Price Bank Account” means a bank account in the United States to be designated by Quanta in a written notice to the Purchaser at least five Business Days before the Closing.

“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser made in Sections 4.01 and 4.06.

“Purchaser’s Accountants” means Deloitte & Touche LLP, independent accountants of the Purchaser.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Receivables” means any and all accounts receivable (including completed work in excess of billings), notes and other amounts receivable from third parties, including customers and employees, arising from the conduct of the Business of the Acquired Companies and Subsidiaries before the Closing, whether or not in the ordinary course, together with any unpaid financing charges accrued thereon, but excluding insurance receivables in respect of the Retained Insurance Claims.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, migrating, dumping, emitting, escaping, emptying, seeping, placing and the like into the Environment, except as permitted under and in compliance with an Environmental Permit.

“Remaining Subsidiaries” means all corporations, partnerships, limited liability companies, joint ventures, associations and other entities controlled by Quanta directly or indirectly through one or more intermediaries other than the Acquired Companies and Subsidiaries.

“Remedial Action” means all action to (a) clean up, remove, treat or handle in any other way Hazardous Materials in the Environment; (b) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or the Environment; (c) abate or remove Hazardous Materials in or from building material or equipment; or (d) perform remedial investigations, feasibility studies, corrective actions, closures and post remedial or post-closure studies, investigations, operations, maintenance and monitoring.

“Restricted Services” means providing any telecommunications infrastructure services to Saskatchewan Telecommunications Holding Corporation and its subsidiaries, including the design, installation, repair and maintenance of fiber optic, copper and coaxial cable networks used for video, data and voice transmission and the design, installation and upgrade of wireless communications networks.

“Retained Insurance Claims” means all Claims of the Acquired Companies and the Subsidiaries outstanding, or arising out of events, facts or circumstances existing, as of the Closing Date that are covered by insurance (including any self-insurance or self-insured retention maintained by or on behalf of Quanta and its Affiliates).

“Retained Names” means the names and marks “Quanta”, “InfraSource” and “Q-Trench Solutions” and/or any confusingly similar name or mark, and any of the trademarks, service marks, domain names, trade names, trade dress, identifying symbols, logos, emblems, signs, insignia and corporate names incorporating the foregoing names or marks, or any confusingly similar name or mark.

“Securities Act” means the Securities Act of 1933.

“SEC” means the Securities and Exchange Commission.

“Seller Fundamental Representations” means the representations and warranties of the Sellers made in Sections 3.01, 3.02, 3.03, 3.04, and 3.27.

“Sellers’ Accountants” means PricewaterhouseCoopers LLP, independent accountants of the Sellers.

“Sellers’ Knowledge”, “Knowledge of the Sellers” or similar terms used in this Agreement mean the actual knowledge of the Persons listed in Exhibit D (after reasonable inquiry of the chief executive officer and chief financial officer of the applicable Acquired Companies or Subsidiaries) as of the date of this Agreement or, as applicable, at any other time at which a representation is made or deemed made by the Sellers hereunder.

“Shared Business Processes” means any functional business processes or techniques of a Seller (e.g., marketing, sales, etc.) that have historically been utilized and shared by and among all or substantially all of Quanta’s subsidiaries.

“Stand-Alone Return” means any Income Tax Return of the Acquired Company and its Subsidiaries that is filed on a separate company basis or is filed by a consolidated, combined, unitary or affiliated group of which the Acquired Company or its subsidiaries are the only members of the group.

“Straddle Period” means any taxable period beginning on or prior to and ending after the date of the Closing.

“Subsidiaries” means those entities set forth on Exhibit E.

“Tax Returns” means any return, declaration, report, election, claim for refund or information return or other statement or form relating to, filed or required to be filed with any Tax authority, including any schedule or attachment thereto or any amendment thereof.

“Taxes” means (i) any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges and (ii) any liability for or in respect of any amounts described in clause (i) by reason of a tax sharing agreement, as a result of having filed any Tax Return on a combined, consolidated, unitary, affiliated or similar basis or as a transferee or a successor by operation of law.

“Territory” means the United States of America.

“Unaudited Financial Statements” means (i) the unaudited combined balance sheet of the Acquired Companies and Subsidiaries as of September 30, 2012, and the related unaudited combined statements of operations of the Acquired Companies and Subsidiaries for the nine month periods ended September 30, 2012 and 2011 and (ii) the unaudited combined statement of operations of the Acquired Companies in detail reasonably satisfactory to Dycom for the three and twelve-month periods ended September 30, 2012.

SECTION 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“Acquired Companies”	Recitals
“Acquired Company Releasees”	5.09(a)
“Assignment Agreement”	5.06(b)
“Closing”	2.03
“Company Permits”	3.14(b)
“Credit Support Instruments”	5.15
“Dycom”	Preamble
“Employment Documents”	Recitals
“End Date”	10.01(c)
“ERISA”	3.21(a)
“Estimated Closing Statement”	2.02(b)
“Estimated Purchase Price”	2.02(b)
“Existing Stock”	5.06(d)
“Financing”	4.04(b)
“Foreign Jurisdiction Manufacture Right”	5.06(c)
“Independent Accounting Firm”	2.06(b)(ii)
“InfraSource”	Preamble
“lease”	3.16(a)
“License Agreement”	5.06(c)
“Loss”	9.02
“Material Contracts”	3.16(a)
“Multiemployer Plan”	3.21(b)
“Multiple Employer Plan”	3.21(b)
“Non-Party Affiliates”	11.15
“Plans”	3.21(a)
“Purchase Price”	2.02(a)
“Purchase Price Allocation”	7.08(b)
“Purchaser”	Preamble
“Purchaser Indemnified Party”	9.02
“Quanta”	Preamble
“Restructuring Transactions”	5.01(b)
“Retained Names”	5.06(d)
“Section 333(h)(10) Elections”	7.08(a)
“Section 409A Plan”	3.21(g)
“Seller Indemnified Party”	9.03
“Seller Marks”	5.06(d)
“Seller Releasees”	5.09(b)
“Sellers”	Preamble
“Share Allocation Price”	7.08(b)
“Shares”	Recitals
“Tax Action”	7.04(a)
“Third Party Claim”	9.05(b)
“Transferred Employee”	6.01(a)
“Transition Services Agreement”	5.11

SECTION 1.03 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws;

(h) references to a Person are also to its successors and permitted assigns; and

(i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01 Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Sellers shall, or, in the case of any Purchased Assets not owned by the Sellers, cause the appropriate Remaining Subsidiary to, sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchaser, the Shares and the Purchased Assets, and the Purchaser shall purchase the Shares and the Purchased Assets. Effective upon the Closing, Dycom and the Purchaser hereby assume and agree to pay, perform and discharge all Liabilities in respect of the Purchased Assets to the extent that such Liabilities arise on or after the Closing Date.

SECTION 2.02 Purchase Price. (a) Subject to the adjustments set forth in Section 2.06, the aggregate purchase price (the “Purchase Price”) for the Shares and the covenants contained in Section 5.08 shall be (i) $275 million, plus (ii) the Net Working Capital Adjustment Amount (or, minus the absolute value of the Net Working Capital Adjustment Amount if the Net Working Capital Adjustment Amount is a negative number), plus (iii) the amount of Cash and Cash Equivalents, plus (iv) an amount equal to the Insurance Claims Accrual set forth on the Estimated Closing Statement, minus (v) the amount of Closing Date Indebtedness. The Purchaser shall deduct from the Purchase Price (including any amounts payable under Section 2.06) any amounts required to be withheld and deducted under the Code or other applicable Tax Law, provided that, no later than three Business Days prior to the Closing, the Purchaser shall give written notice to Sellers of the type of tax and amount that it intends to withhold and deduct. Any amounts so deducted shall be remitted by the Purchaser to the appropriate Governmental Authority on a timely basis.

(b) No earlier than five Business Days and no later than three Business Days prior to the Closing, the Sellers shall deliver to the Purchaser a written statement (the “Estimated Closing Statement”) setting forth their good faith estimate of the Purchase Price (the “Estimated Purchase Price”) pursuant to which the Sellers shall estimate (i) the amount of Closing Date Indebtedness, (ii) the amount of Cash and Cash Equivalents and (iii) the Net Working Capital as of the Closing Date (including the Insurance Claims Accrual) and the Net Working Capital Adjustment Amount, in each case together with a reasonable itemization and reasonable supporting detail of items (i) through (iii). To the extent reasonably requested by the Purchaser, the Sellers will make available to the Purchaser and its auditors and advisors all records and work papers used in preparing the statement setting forth the Estimated Purchase Price, including the Net Working Capital Adjustment Amount, and provide reasonable access to members of its accounting and financial staff in connection with the Purchaser’s review thereof. The Sellers will review any comments proposed by the Purchaser with respect to the Estimated Closing Statement provided at least one full Business Day prior to the Closing Date, and will consider, in good faith, any appropriate changes with respect to such comments.

SECTION 2.03 Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York at 10:00 A.M. New York time no later than the fifth Business Day following the satisfaction or waiver of all conditions to the obligations of the parties set forth in Article VIII (other than those conditions which by their terms are only capable of being satisfied at the Closing) or at such other place or at such other time or on such other date as Quanta and the Purchaser may mutually agree upon in writing; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VIII, the Purchaser shall not be required to effect the Closing until the final day of the Marketing Period.

SECTION 2.04 Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a) (i) stock certificates evidencing the Shares for the Acquired Companies that are corporations duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form reasonably satisfactory to the Purchaser and with all required stock transfer tax stamps affixed, or (ii) if Shares are not evidenced by stock certificates, evidence of transfer, reasonably satisfactory to the Purchaser, of such Shares to the Purchaser;

(b) executed counterparts of each Ancillary Agreement to which the Sellers are parties and the License Agreement and the Assignment Agreement;

(c) a receipt for the Estimated Purchase Price;

(d) a certificate of a duly authorized officer of each Seller certifying as to the matters set forth in Section 8.02(a);

(e) the resignations, effective as of the Closing, of all of the directors and officers of each Acquired Company and Subsidiary, except for such individuals as shall have been designated in writing prior to the Closing by the Purchaser to the Sellers;

(f) a certificate of non-foreign status (in a form reasonably acceptable to the Purchaser) pursuant to Section 1.1445-2(b)(2) of the Regulations; and

(g) IRS Forms 8023 for the Acquired Companies duly executed by Sellers or the appropriate Persons on behalf of Sellers.

SECTION 2.05 Closing Deliveries by the Purchaser. At the Closing, Dycom and the Purchaser, as applicable, shall deliver or cause to be delivered to Quanta (on behalf of the Sellers):

(a) the Estimated Purchase Price by wire transfer in immediately available funds to the Purchase Price Bank Account;

(b) executed counterparts of each Ancillary Agreement and the License Agreement and the Assignment Agreement; and

(c) a certificate of a duly authorized officer of each of the Purchaser and Dycom certifying as to the matters set forth in Section 8.01(a).

SECTION 2.06 Post-Closing Adjustment of Purchase Price. The Purchase Price shall be subject to adjustment after the Closing as specified in this Section 2.06:

(a) Closing Statement. As promptly as practicable, but in any event within 50 calendar days following the Closing, the Purchaser shall deliver to Quanta the Closing Statement, together with a reasonable itemization and reasonable supporting detail of each item and amount set forth therein. For the purposes of preparing the Closing Statement, the Purchaser shall use the Insurance Claims Accrual as set forth in the Estimated Closing Statement.

(b) Disputes. Subject to this Section 2.06(b), the Closing Statement delivered by the Purchaser to Quanta shall be final, conclusive and binding on the parties hereto.

(i) Quanta may dispute any amounts reflected on the Closing Statement other than the Insurance Claims Accrual, but only on the basis that the amounts reflected on the Closing Statement (A) were not arrived at in accordance with GAAP applied on a basis consistent with the Audited Financial Statements and the preparation of the Example Statement of Net Working Capital, or (B) were arrived at based on factual, mathematical or clerical error or differences in accounting judgments or estimates; provided, however, that Quanta shall have notified the Purchaser in writing of each disputed item, specifying the estimated amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within 20 Business Days of the Purchaser’s delivery of the Closing Statement to Quanta. During such 20 Business Days, to the extent reasonably requested by Quanta, the Purchaser will make available to Quanta and its auditors and advisors all records and work papers used in preparing the Closing Statement, including the Net Working Capital Adjustment Amount, and provide reasonable access to members of its accounting and financial staff in connection with Quanta’s review thereof. In the event that Quanta delivers a notice of dispute as set forth above, the Sellers’ Accountants and the Purchaser’s Accountants shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, conclusive and binding on the parties hereto. If the Sellers’ Accountants and the Purchaser’s Accountants are unable to reach a resolution with such effect within 20 Business Days after the receipt by the Purchaser of Quanta’s written notice of dispute, the Sellers’ Accountants and the Purchaser’s Accountants shall submit the items remaining in dispute for resolution to Ernst & Young LLP (or, if such firm shall decline or is unable to act or is not, at the time of such submission, independent of the Sellers, Dycom and the Purchaser, to another independent accounting firm of international reputation mutually acceptable to the Sellers and the Purchaser) (either Ernst & Young LLP or such other accounting firm being referred to herein as the “Independent Accounting Firm”). The Purchaser and Quanta shall use all commercially reasonable efforts to cause the Independent Accounting Firm to, within 30 days after such submission, determine what it believes in its professional judgment to be the most accurate calculation of the remaining disputed items in accordance with the terms of this Agreement and report to Quanta and the Purchaser upon such remaining disputed items, and such report shall be final, conclusive and binding on the Sellers, Dycom and the Purchaser. With respect to each disputed item, such determination of the Independent Account Firm shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Purchaser in the Closing Statement or Quanta in the notice of dispute. The Purchaser and Quanta shall cooperate with the Independent Accounting Firm and shall provide the Independent Accounting Firm access to such books and records as it may request to make its determinations and report. The fees and disbursements of the Independent Accounting Firm shall be allocated between the Sellers and the Purchaser in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted.

(ii) In acting under this Agreement, the Sellers’ Accountants, the Purchaser’s Accountants and the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

(c) Purchase Price Adjustment. The Closing Statement shall be deemed final for the purposes of this Section 2.06 upon the earliest of (x) the failure of Quanta to notify the Purchaser of a dispute within 20 Business Days of the Purchaser’s delivery of the Closing Statement to Quanta, (y) the resolution of all disputes, pursuant to Section 2.06(b)(i), by the

Sellers’ Accountants and the Purchaser’s Accountants, and (z) the resolution of all disputes, pursuant to Section 2.06(b)(i), by the Independent Accounting Firm. Within three Business Days of the Closing Statement being deemed final, a Purchase Price adjustment shall be made as follows:

(i) If the Actual Adjustment Amount is a positive number, then the Purchaser shall pay to Quanta (on behalf of the Sellers) an amount equal to such positive amount, net of applicable withholding Taxes, if any, by wire transfer or delivery of immediately available funds.

(ii) If the Actual Adjustment Amount is a negative number, then Quanta (on behalf of the Sellers) shall pay to the Purchaser an amount equal to the absolute value of such negative number, by wire transfer or delivery of immediately available funds.

(d) Interest on Payments. Any payments required to be made by Quanta or the Purchaser pursuant to Section 2.06(c) shall bear interest for each day from the Closing Date through the date of payment at the rate stated in the “Money Rates” section of The Wall Street Journal published as the one month London Interbank Offered Rate for such day (or if such day is not a day on which such rate is published, for the preceding day on which such rate was published) plus 200 basis points and based on a year of 360 days and actual days elapsed.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

As an inducement to the Purchaser to enter into this Agreement, except as set forth in the corresponding Section of the Disclosure Schedule (with specific reference to the particular Section of this Agreement to which the information in the Disclosure Schedule relates) each of the Sellers, jointly and severally, hereby represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that:

SECTION 3.01 Organization, Authority and Qualification of such Seller. Such Seller is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Such Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business require such licensing or qualification, except to the extent that the failure to be so licensed or qualified and in good standing would not, in any material respect, (a) adversely affect the ability of such Seller to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and the Ancillary Agreements or (b) adversely affect the ability of any Acquired Company or Subsidiary to conduct its Business. The execution and delivery of this Agreement and the Ancillary Agreements to which it is a party by such Seller, the performance by such Seller of its obligations hereunder and thereunder and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of such Seller and its stockholders or members, as applicable. This Agreement has been, and upon their execution the Ancillary Agreements shall have been, duly executed and delivered by such Seller, and (assuming due authorization, execution and delivery thereof by the Purchaser and each other party thereto) this Agreement constitutes, and upon their execution and delivery the Ancillary Agreements shall constitute, legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights and remedies generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

SECTION 3.02 Organization, Authority and Qualification of the Acquired Companies. Each of the Acquired Companies is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business of such Acquired Company as it has been and is currently conducted by it. Each Acquired Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not, in any material respect, adversely affect the ability of such Acquired Company to conduct its Business, and all such jurisdictions are set forth in Section 3.02 of the Disclosure Schedule. True and correct copies of the certificate of incorporation and by-laws, or certificate of formation and limited liability company agreement (or similar organizational documents, as applicable) of each Acquired Company, each as in effect on the date hereof, have been made available by the Sellers to the Purchaser.

SECTION 3.03 Subsidiaries. (a) Section 3.03(a) of the Disclosure Schedule sets forth a true and complete list of all Subsidiaries, listing for each Subsidiary its name, type of entity, the jurisdiction and date of its incorporation or organization, its authorized capital stock, partnership capital or equivalent, the number and type of its issued and outstanding shares of capital stock, partnership interests or similar ownership interests and the current ownership of such shares, partnership interests or similar ownership interests.

(b) Other than the Subsidiaries, except as set forth in Section 3.03(b) of the Disclosure Schedule , there are no other corporations, partnerships, joint ventures, associations or other entities in which any Acquired Company or Subsidiary owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same.

(c) Each Subsidiary: (i) is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, (ii) has all necessary power and authority to own, operate or lease the properties and assets owned, operated or leased by such Subsidiary and to carry on its business as it has been and is currently conducted by such Subsidiary and (iii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not, in any material respect, adversely affect the ability of such Subsidiary to conduct its Business.

(d) True and complete copies of the certificate of incorporation and by-laws, or certificate of formation and limited liability company agreement (or similar organizational documents, as applicable), in each case as in effect on the date hereof, of each Subsidiary have been made available by the Sellers to the Purchaser.

SECTION 3.04 Capitalization. (a) Section 3.04(a) of the Disclosure Schedule sets forth: (i) the authorized Capital Stock (and type thereof) of each Acquired Company, and (ii) the number of shares/units (and type) of Capital Stock of each Acquired Company that are issued and outstanding, all of which are validly issued, fully paid and nonassessable. None of the issued and outstanding shares/units of Capital Stock was issued in violation of any preemptive rights. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Shares or obligating any of the Sellers or the Acquired Companies to issue or sell any Shares, or any other interest in, any of the Acquired Companies. There are no outstanding contractual obligations of any Acquired Company to repurchase, redeem or otherwise acquire any of its shares of Capital Stock or other interests or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Shares constitute all of the issued and outstanding Capital Stock of the Acquired Companies and are owned of record and beneficially by the Sellers, as set forth on Exhibit A free and clear of any Encumbrances other than Encumbrances that will be released at or prior to the Closing. Upon consummation of the transactions contemplated by this Agreement and registration of the Shares in the name of the Purchaser in the stock records of the Acquired Companies, the Purchaser will own all the issued and outstanding Capital Stock of the Acquired Companies free and clear of all Encumbrances other than any Encumbrance arising as a result of any action on the part the Purchaser, Dycom or their Affiliates. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares.

(b) The stock register of each Acquired Company accurately records: (i) the name of each Person owning shares/units of Capital Stock of such Acquired Company and (ii) the certificate number of each certificate evidencing shares of Capital Stock issued by such Acquired Company, the number of shares evidenced by each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation.

(c) All the outstanding shares of Capital Stock of each Subsidiary are validly issued, fully paid, nonassessable and, except with respect to wholly owned Subsidiaries, free of preemptive rights and are owned by an Acquired Company, whether directly or indirectly, free and clear of any Encumbrances other than Encumbrances that will be released at or prior to the Closing. Upon consummation of the transactions contemplated by this Agreement, the Purchaser will own indirectly all the issued and outstanding Capital Stock of the Subsidiaries free and clear of all Encumbrances other than any Encumbrance arising as a result of any action on the part the Purchaser, Dycom or their Affiliates. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Capital Stock of any Subsidiary or obligating the Sellers or any Acquired Company or Subsidiary to

issue or sell any shares of Capital Stock of, or any other interest in, any Subsidiary. There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any shares of Capital Stock of or any other interests in any Subsidiary.

(d) The stock register of each Subsidiary accurately records: (i) the name of each Person owning shares of Capital Stock of such Subsidiary and (ii) the certificate number of each certificate evidencing shares of Capital Stock issued by such Subsidiary, the number of shares evidenced by each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation.

SECTION 3.05 Corporate Books and Records. The minute books of the Acquired Companies and the Subsidiaries contain, in all material respects, accurate records of all meetings and accurately reflect all other actions taken by the stockholders, boards of directors and all committees of the boards of directors of the Acquired Companies and the Subsidiaries. Complete and accurate copies of all such minute books and of the stock register of each Acquired Company and Subsidiary have been provided by the Sellers to the Purchaser.

SECTION 3.06 No Conflict. Assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 3.07 and the obtaining of all consents set forth in Section 3.06 of the Disclosure Schedule, except as may result from any facts or circumstances relating solely to Dycom or the Purchaser, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Sellers do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation, by laws, certificate of formation or limited liability company agreement (or similar organizational documents, as applicable) of the Sellers or any Acquired Company or Subsidiary, (b) conflict with or violate, in any material respect, any Law or Governmental Order applicable to the Sellers or any Acquired Company or Subsidiary or any of their respective assets, properties or businesses that is in effect on the date of this Agreement, or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to any Company Permit or Material Contract to which any Acquired Company or Subsidiary is a party or by which any of the Shares or any of such assets or properties is bound or affected, except, in the case of clause (c), as would not cause a Material Adverse Effect.

SECTION 3.07 Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Sellers do not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except the pre-merger notification and waiting period requirements of the HSR Act.

SECTION 3.08 Financial Information; Books and Records. (a) True and complete copies of the Audited Financial Statements and the Unaudited Financial Statements have been delivered by the Sellers to the Purchaser. The foregoing financial statements (i) were prepared in accordance with the books of account and other financial records of the Acquired Companies and the Subsidiaries, (ii) present fairly the combined financial condition and results of operations of the Acquired Companies and the Subsidiaries as of the dates thereof or for the periods covered thereby, (iii) have been prepared in accordance with GAAP applied on a basis consistent with the past practices, other than as required for stand-alone or separate company financial statements, of the Acquired Companies and the Subsidiaries, and (iv) include all adjustments (except, in the case of the Unaudited Financial Statement, normal year end adjustments the effect of which will not be material) that are necessary for a fair presentation of the combined financial condition of the Acquired Companies and the Subsidiaries and the results of the operations of the Acquired Companies and the Subsidiaries as of the dates thereof or for the periods covered thereby.

(b) The Audited Financial Statements and the Unaudited Financial Statements shall (i) meet the requirements for financial statements of businesses acquired in accordance with Rule 3-05 of Regulation S-X (at the materiality level required by Rule 3-05(b)(2)(iii)) and are in a form applicable for inclusion in an offering memorandum or registration statement that comply with Regulation S-K and Regulation S-X under the Securities Act and (ii) in the case of the Unaudited Financial Statements only, Sellers’ Accountants shall have performed a SAS 100 review on such financial statements.

(c) The books of account and other financial records of the Acquired Companies and the Subsidiaries: (i) reflect all items of income and expense and all Assets and Liabilities required to be reflected therein in accordance with GAAP applied on a basis consistent with the past practices, other than as required for stand-alone or separate company financial statements, of the Acquired Companies and the Subsidiaries, respectively, (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies and (iii) have been maintained in accordance with good business and accounting practices.

(d) To the Sellers’ Knowledge, the Acquired Companies and the Subsidiaries, taken as a whole, have implemented disclosure controls and procedures reasonably designed to ensure that all material information required to be disclosed by Quanta with respect to the Acquired Companies and Subsidiaries in the reports that Quanta files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Quanta’s management as appropriate to allow timely decisions regarding disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. None of the Sellers, the Acquired Companies or the Subsidiaries has received any written complaint, allegation, assertion or claim that any of the Sellers, with respect to the Business of the Acquired Companies and the Subsidiaries, the Acquired Companies or the Subsidiaries has engaged in improper financial reporting, accounting or auditing practices. To the Sellers’ Knowledge, there has not been any fraud (meaning, for purposes of this sentence, those matters described in Statement on Auditing Standards No. 99 and interpretations thereof), whether or not material, that involved the officers or other employees and former employees of the Sellers, with respect to the Business of the Acquired Companies and the Subsidiaries, the Acquired Companies or the Subsidiaries who have a significant role in the internal control over financial reporting or written allegations of any such fraud.

SECTION 3.09 Absence of Undisclosed Liabilities. There are no Liabilities of any Acquired Company or Subsidiary required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (a) that are reflected or reserved against in accordance with GAAP on the Audited Financial Statements and Unaudited Financial Statements or (b) incurred since September 30, 2012 in the ordinary course of business consistent with past practice, which are not material to the business of the Acquired Companies and the Subsidiaries, taken as a whole. Reserves are reflected on the Audited Financial Statements and Unaudited Financial Statements against all material Liabilities of the Acquired Companies and the Subsidiaries in amounts that have been established on a basis consistent with the past practices of the Acquired Companies and the Subsidiaries and in accordance with GAAP.

SECTION 3.10 Receivables. Section 3.10 of the Disclosure Schedule contains an aged list of the Receivables as of October 31, 2012, showing separately those Receivables that as of such date had been outstanding for (a) 30 days or less, (b) 31 to 60 days, (c) 61 to 90 days, (d) 91 to 120 days and (e) more than 120 days. All Customer Accounts Receivable outstanding as of the date hereof, subject to the reserves reflected on the Audited Financial Statements and Unaudited Financial Statements, (i) are valid and genuine, (ii) arise out of bona fide sales and delivery of goods, performance of services or other transactions in the ordinary course of business consistent with past practices and (iii) are not subject to the defenses, setoffs or counterclaims in any material amount; provided, however, that the Sellers do not guarantee that the Customer Accounts Receivable will be collected.

SECTION 3.11 Inventories. All Inventory used in the business of the Acquired Companies and the Subsidiaries (a) was acquired and has been maintained in accordance with regular business practices of the Acquired Companies and the Subsidiaries, (b) consists of items of a quality and quantity in all material respects useable or saleable in the ordinary course of business consistent with past practice and is in all material respects suitable and useable for the purpose for which it is intended, and (c) is valued at the lower of cost or market value taking into account the Acquired Companies’ and the Subsidiaries’ allowance for excess and obsolete inventory.

SECTION 3.12 Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions. Except as set forth on Section 3.12 of the Disclosure Schedule, since September 30, 2012 (i) the business of the Acquired Companies and the Subsidiaries has been conducted in the ordinary course and consistent with past practice and (ii) there has been no Material Adverse Effect. As amplification and not limitation of the foregoing, except as set forth on Section 3.12 of the Disclosure Schedule, since September 30, 2012:

(a) no Seller, Acquired Company or Subsidiary has permitted or allowed any of the Assets to be subjected to any Encumbrance, other than Permitted Encumbrances (including Encumbrances that will be released at or prior to the Closing);

(b) no Seller, Acquired Company or Subsidiary has, except in the ordinary course of business consistent with past practice or in connection with the transactions contemplated by this Agreement, including the Restructuring Transactions, discharged or otherwise obtained the release of any Encumbrance related to any Acquired Company or Subsidiary or paid or otherwise discharged any Liability related to any Acquired Company or Subsidiary;

(c) no Seller, Acquired Company or Subsidiary has written down or written up (or failed to write down or write up in accordance with GAAP consistent with past practice) the value of any Inventories or Receivables or revalued any of the Assets other than in the ordinary course of business consistent with past practice and in accordance with GAAP;

(d) no Seller, Acquired Company or Subsidiary has made any change in any method of accounting or accounting practice or policy used by any Acquired Company or Subsidiary, other than such changes required by GAAP and set forth in Section 3.12 of the Disclosure Schedule;

(e) no Seller, Acquired Company or Subsidiary has amended, terminated, cancelled or compromised any material claims of any Acquired Company or Subsidiary or waived any other rights of substantial value to any Acquired Company or Subsidiary;

(f) no Acquired Company or Subsidiary has sold, transferred, leased, subleased, licensed or otherwise disposed of any properties or assets, real, personal or mixed (including leasehold interests and intangible property), other than in the ordinary course of business consistent with past practice;

(g) no Seller, Acquired Company or Subsidiary has issued or sold any Capital Stock, notes, bonds or other securities, or any option, warrant or other right to acquire the same, of any Acquired Company or Subsidiary, except pursuant to this Agreement;

(h) no Seller, Acquired Company or Subsidiary has redeemed any of the Capital Stock, or declared, made or paid any dividends or distributions (whether in cash, securities or other property) to the holders of Capital Stock, of any Acquired Company or Subsidiary or otherwise, other than dividends, distributions and redemptions declared, made or paid by any Subsidiary solely to an Acquired Company or another Subsidiary;

(i) no Acquired Company or Subsidiary has merged with, entered into a consolidation with or acquired an interest of 5% or more in any Person or acquired a substantial portion of the assets or business of any Person or any division or line of business thereof or otherwise acquired any material assets other than in the ordinary course of business consistent with past practice;

(j) no Acquired Company or Subsidiary has made any capital expenditure or commitment for any capital expenditure in excess of $50,000 individually or $250,000 in the aggregate other than any capital expenditure that will be paid in full at or prior to the Closing;

(k) no Seller, Acquired Company or Subsidiary has made any material change in the customary methods of operations of any Acquired Company or Subsidiary, including practices and policies relating to manufacturing, purchasing, Inventories, marketing, selling and pricing;

(l) since September 30, 2012 to the date of this Agreement, no Seller, Acquired Company or Subsidiary has made, revoked or changed any Tax election or method of Tax accounting, filed any amended Tax Return or claim for refund of Taxes, consented to any waiver of the statute of limitations for any claim or assessment of Taxes, or settled or compromised any liability, in each case, with respect to Taxes of any Acquired Company or Subsidiary;

(m) no Acquired Company or Subsidiary has incurred any Indebtedness in excess of $10,000 individually or $25,000 in the aggregate other than Indebtedness that will be repaid (or with respect to which the obligations of the Acquired Companies and Subsidiaries will be released) at or prior to the Closing or as contemplated by the Transition Services Agreement;

(n) no Acquired Company or Subsidiary has made any loan to, guaranteed any Indebtedness of, or otherwise incurred any Indebtedness on behalf of, any Person except in the ordinary course of business consistent with past practices, other than Indebtedness that will be repaid (or with respect to which the obligations of the Acquired Companies and Subsidiaries will be released) at or prior to the Closing or as contemplated by the Transition Services Agreement;

(o) no Acquired Company or Subsidiary has failed to pay any creditor any material amount owed to such creditor when due, except for amounts disputed in good faith with respect to which reserves have been established to the extent required by GAAP;

(p) no Seller, Acquired Company or Subsidiary has (i) granted any increase, or announced any increase, in the wages, salaries, compensation, bonuses, incentives, pension or other benefits payable by any Acquired Company or Subsidiary to any of its employees, including any increase or change pursuant to any Plan, or (ii) established or increased or promised to increase any benefits under any Plan with respect to employees of the Acquired Companies or Subsidiaries, in either case except as (A) contemplated by the Employment Documents or (B) required by Law or any collective bargaining agreement and involving ordinary increases consistent with the past practices of such Acquired Company or Subsidiary;

(q) no Seller, Acquired Company or Subsidiary has entered into any agreement, arrangement or transaction with any directors, officers, or employees of any Acquired Company or Subsidiary (or with any relative, beneficiary, spouse or Affiliate of such Persons), except for (i) advances to employees in the ordinary course of business consistent with past practice, (ii) as contemplated by the Employment Documents or (iii) in connection with the Restructuring Transactions;

(r) no Seller, Acquired Company or Subsidiary has terminated, discontinued, closed or disposed of any facility or other business operation owned by an Acquired Company or Subsidiary, or laid off any employees of an Acquired Company or Subsidiary (other than layoffs of less than 50 employees in any six-month period in the ordinary course of business consistent with past practice) or implemented any early retirement, separation or program providing early retirement window benefits within the meaning of Section 1.401(a)-4 of the Regulations or announced or planned any such action or program for the future with respect to an Acquired Company or Subsidiary;

(s) no Seller, Acquired Company or Subsidiary has allowed any Permit or Environmental Permit that was issued to any Acquired Company or Subsidiary or otherwise relates to the Business of any Acquired Company or Subsidiary to lapse or terminate that was necessary for the conduct of the Business of such Acquired Company or Subsidiary;

(t) no Seller, Acquired Company or Subsidiary has amended, modified or consented to the termination of any Material Contract or any Acquired Company’s or Subsidiary’s rights thereunder except (i) as contemplated by the Employment Documents, (ii) in the ordinary course of business consistent with past practice or (iii) in connection with the Restructuring Transactions;

(u) no Seller, Acquired Company or Subsidiary has amended or restated the certificate of incorporation, by laws, certificate of formation or limited liability company agreement (or other organizational documents, as applicable) of any Acquired Company or Subsidiary;

(v) no Acquired Company or Subsidiary has (i) abandoned, sold, assigned, or granted any security interest in or to any of the Company Intellectual Property or Company IP Agreements, including failing (A) to perform or cause to be performed all applicable filings, recordings and other acts or (B) to pay or cause to be paid all required fees and Taxes to maintain and protect its interest in such Intellectual Property, (ii) granted to any third party any license with respect to any Company Intellectual Property, other than non-exclusive licenses in the ordinary course of its business consistent with past practice, (iii) to the Sellers’ Knowledge, developed, created or invented any Intellectual Property jointly with any third party, or (iv) to the Sellers’ Knowledge, disclosed, or allowed to be disclosed, any confidential Intellectual Property, unless such Intellectual Property is subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof and/or permitting further disclosure in the ordinary course of business consistent with past practice subject to confidentiality obligations; or

(w) no Seller, Acquired Company or Subsidiary has agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.12 or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in this Section 3.12, except as expressly contemplated by this Agreement and the Ancillary Agreements.

SECTION 3.13 Litigation. (i) There are no pending criminal Actions or Actions seeking equitable or remedial relief and (ii) there are no other pending Actions seeking monetary damages of at least $25,000, in each case, by or against any Acquired Company or Subsidiary (or by or against any of the Sellers or their Affiliates relating to any Acquired Company or Subsidiary or its Business) or affecting any of the Assets or the Business of any Acquired Company or Subsidiary pending before any Governmental Authority or, to the Sellers’ Knowledge, threatened to be brought by or before any Governmental Authority. None of the Sellers, the Acquired Companies, the Subsidiaries or any of their respective assets or properties, including the Assets, is subject to any Governmental Order (nor, to the Sellers’ Knowledge, are

there any such Governmental Orders threatened to be imposed by any Governmental Authority) which is material to any of the Acquired Companies or the Subsidiaries or their Business or could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby.

SECTION 3.14 Compliance with Laws; Permits. (a) (i) Since November 1, 2009, each Acquired Company and Subsidiary has conducted its Business in accordance in all material respects with all Laws and Governmental Orders applicable to such Acquired Company or Subsidiary or its Assets, (ii) no Acquired Company or Subsidiary is in violation in any material respect of any such Law or Governmental Order, and (iii) since November 1, 2009, no Seller, Acquired Company or Subsidiary has received any written notification from any third party of any alleged, potential or actual material violation by any Acquired Company or Subsidiary of any Law or Governmental Order.

(b) Schedule 3.14(b) sets forth a list of all material Permits and Environmental Permits of the Acquired Companies and Subsidiaries (the “Company Permits”). The Company Permits constitute all Permits and Environmental Permits necessary, in any material respect, for each of the Acquired Companies and the Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted. No suspension or cancellation of any of the Company Permits is pending or threatened to the Sellers’ Knowledge. Since November 1, 2009, none of the Acquired Companies or the Subsidiaries is or has been in material conflict with, or in material default, breach or violation of, any Permit applicable to it or by which any of its property or assets is bound or affected.

SECTION 3.15 Environmental Matters. (a) Each Acquired Company and Subsidiary is in compliance in all material respects with all applicable Environmental Laws and all Environmental Permits.

(b) There has been no Release of any Hazardous Material (A) on any of the Owned Real Property or, to the Sellers’ Knowledge, on any of the Leased Real Property, (B) during the period of any Acquired Company’s or Subsidiary’s ownership, lease, use or occupancy thereof, on any property formerly owned, leased, used or occupied by any Acquired Company or Subsidiary, or (C) by any Acquired Company or Subsidiary.

(c) No Acquired Company or Subsidiary is conducting or funding any Remedial Action.

(d) There are no Environmental Claims pending or threatened against any Acquired Company or Subsidiary or the Real Property and, to the Sellers’ Knowledge, there are no circumstances that can reasonably be expected to form the basis of any such Environmental Claim.

(e) No Acquired Company or Subsidiary has any alleged Liability or, to the Sellers’ Knowledge, any actual Liability under any Environmental Law.

(f) The Sellers have provided the Purchaser with copies of all material environmental reports and audits in their possession, that were generated within the past five years, relating to the Acquired Companies, the Subsidiaries, their Business or Real Property.

(g) Neither the execution of this Agreement or the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby will require any Remedial Action or notice to or consent of Governmental Authorities pursuant to any applicable Environmental Law or Environmental Permit.

Notwithstanding anything herein to the contrary, other than the representations and warranties set forth in Section 3.14(b) hereof (as they relate to Environmental Permits), the representations and warranties in this Section 3.15 are the sole representations and warranties of the Sellers relating to Environmental Laws, Environmental Claims and Environmental Permits.

SECTION 3.16 Material Contracts. (a) Section 3.16(a) of the Disclosure Schedule lists each of the following contracts and agreements (including oral agreements) of each Acquired Company and Subsidiary (such contracts and agreements, together with all contracts, agreements, leases and subleases concerning the use, occupancy, management or operation of any Real Property (including all contracts, agreements, leases and subleases listed or otherwise set forth in Section 3.18(d) of the Disclosure Schedule), and all Company IP Agreements listed or otherwise set forth in Section 3.17(a) of the Disclosure Schedule, being “Material Contracts”):

(i) (A) except for any contract, agreement, invoice, sales order and other arrangement with subcontractors, each contract, agreement, invoice, purchase order and other arrangement related to their Business under the terms of which any Acquired Company or Subsidiary: (1) is reasonably expected to pay or otherwise give consideration of more than $500,000 in the aggregate during the calendar year ended December 31, 2012 or (2) is reasonably expected to pay or otherwise give consideration of more than $500,000 in the aggregate over the remaining term of such contract, and (B) with respect to subcontractors, for each operating unit of the Acquired Companies and Subsidiaries specified in Section 3.16(a) of the Disclosure Schedule, each of the ten most significant subcontractor contracts (based on consideration payable during 2012) of such operating unit or, if such operating unit has fewer than ten subcontractor contracts, all of such operating unit’s subcontractor contracts;

(ii) each contract, agreement, invoice, sales order and other arrangement for the sale of Inventory or other personal property, or for the furnishing of services, by any Acquired Company or Subsidiary that: (1) is reasonably expected to involve consideration of more than $400,000 in the aggregate during the calendar year ending December 31, 2012 or (2) is reasonably expected to involve consideration of more than $400,000 in the aggregate over the remaining term of the contract;

(iii) all material broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting and advertising contracts and agreements to which any Acquired Company or Subsidiary is a party;

(iv) all material management contracts and contracts with independent contractors or consultants (or similar arrangements) to which any Acquired Company or Subsidiary is a party and that cannot be cancelled by such Acquired Company or Subsidiary without penalty or further payment and without more than 30 days’ notice;

(v) all contracts and agreements relating to Indebtedness of any Acquired Company or Subsidiary in excess of $100,000;

(vi) all contracts and agreements pursuant to which any Acquired Company or Subsidiary provides services to any federal Government Authority;

(vii) all contracts and agreements that limit or purport to limit the ability of any Acquired Company or Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time;

(viii) all contracts and agreements between or among any Acquired Company or Subsidiary, on the one hand, and any Seller or any officer, director, or Affiliate (other than the Acquired Companies and Subsidiaries) of the Sellers or of any Acquired Company or Subsidiary or any immediate family member of the foregoing, on the other hand (other than Excluded Contracts);

(ix) all contracts and agreements providing for benefits under any Plan;

(x) all leases for each item of machinery, equipment, tools, supplies, furniture, fixtures, personalty, vehicles, and other tangible personal property leased by any Acquired Company or Subsidiary that (A) is reasonably expected to involve consideration of more than $100,000 in the aggregate during the calendar year ending December 31, 2012, or (B) is reasonably expected to involve consideration of more than $100,000 to a particular third party in the aggregate over the remaining term of the contract; and

(xi) except for any of the types of contracts or agreements required to be disclosed in clauses (i) through (x) above, all other contracts and agreements, whether or not made in the ordinary course of business, which are material to any Acquired Company or Subsidiary or the conduct of their Business.

Notwithstanding the foregoing or anything herein to the contrary, the Excluded Contracts shall not constitute Material Contracts. For purposes of this Section 3.16 and Sections 3.18, 3.19, 3.20 and 5.04(e), the term “lease” shall include any and all leases, subleases, sale/leaseback agreements or similar arrangements.

(b) Each Material Contract: (i) is valid and binding on the Acquired Company or Subsidiary that is a party thereto and to Sellers’ Knowledge the other parties thereto and is in full force and effect, and (ii) upon consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, except with respect to consents set forth in Section 3.06 of the Disclosure Schedule that are not obtained, shall continue in full force and effect without any material penalty or other material adverse consequence. None of the Acquired Companies or the Subsidiaries is in breach of, or default under, any Material Contract in any material respect.

(c) To the Sellers’ Knowledge, no other party to any Material Contract is in breach thereof or default thereunder in any material respect and none of the Sellers, the Acquired Companies or the Subsidiaries has received any written notice of termination, cancellation, breach or default under any Material Contract.

(d) The Sellers have made available to the Purchaser true and complete copies of all Material Contracts.

(e) There is no contract, agreement or other arrangement granting any Person any preferential right to purchase any of the Assets (other than in the ordinary course of business consistent with past practice) or any of the Shares.

SECTION 3.17 Intellectual Property. (a) Section 3.17(a) of the Disclosure Schedule sets forth a true and complete list of (i) all patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications, and domain names included in the Owned Intellectual Property (other than the Patent Rights), (ii) all Company IP Agreements, other than commercially available off the-shelf computer software licensed pursuant to shrink-wrap or click wrap licenses that is not material to the business of any Acquired Company or Subsidiary, and (iii) other Owned Intellectual Property material to the business of the Acquired Companies and Subsidiaries.

(b) An Acquired Company or a Subsidiary is the exclusive owner of the entire right, title and interest in and to the Owned Intellectual Property, and has a valid license to use the Licensed Intellectual Property in connection with the Business. An Acquired Company or a Subsidiary is entitled to use all Company Intellectual Property in the continued operation of the Business without limitation, subject only to the terms of the Company IP Agreements. The Owned Intellectual Property has not been adjudged invalid or unenforceable in whole or in part, and, to the Sellers’ Knowledge, is valid and enforceable.

(c) The Acquired Companies, the Subsidiaries and their conduct of the Business do not and have not, to the Sellers’ Knowledge, infringed, misappropriated, or otherwise violated the Intellectual Property of any third party, and no Action alleging any of the foregoing is pending, and no unresolved, written Claim has been threatened or asserted against any of the Sellers, the Acquired Companies or the Subsidiaries alleging any of the foregoing. To the Sellers’ Knowledge, no Person is engaging in any activity that infringes, misappropriates or otherwise violates the Owned Intellectual Property.

(d) To the Sellers’ Knowledge, no confidential information, trade secrets or other confidential Company Intellectual Property have been disclosed by an Acquired Company or a Subsidiary to any Person except pursuant to valid and subsisting non-disclosure and/or license agreements that obligate such Person to keep such confidential information, trade secrets or other confidential Company Intellectual Property confidential or allow for disclosure to a third-party in the ordinary course of business consistent with past practice subject to non-disclosure obligations, and with respect to which no party thereto is in material default thereof. To the Sellers’ Knowledge, no employee, contractor or agent of the Acquired Companies or the Subsidiaries is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property.

(e) Section 3.17(e) of the Disclosure Schedule sets forth a list of all material IT Assets used in the Business of the Acquired Companies or the Subsidiaries and not owned by the Acquired Companies or the Subsidiaries.

SECTION 3.18 Real Property. (a) Section 3.18(a) of the Disclosure Schedule lists (i) the street address of each parcel of Owned Real Property (or a description of the location of such Leased Real Property) and (ii) the owner thereof. An Acquired Company or a Subsidiary, as the case may be has fee simple title to the Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances and those Encumbrances set forth on Section 3.18(a) of the Disclosure Schedule.

(b) Section 3.18(b) of the Disclosure Schedule lists (i) the street address of each parcel of Leased Real Property (or a description of the location of such Leased Real Property), (ii) the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property and (iii) rental payment amounts pertaining to each such parcel of Leased Real Property.

(c) There is no material violation of any Law (including any building, planning or zoning law) by any Acquired Company or Subsidiary relating to any of the Real Property. The Sellers have made available to the Purchaser true, legible and complete copies of each deed for each parcel of Owned Real Property and all the title insurance policies, title reports, surveys, certificates of occupancy, environmental reports and audits since January 1, 2008 that are in its possession, appraisals since January 1, 2008 that are in its possession, permits, Encumbrances, title documents and other documents relating to or otherwise affecting the Real Property in possession of Sellers. An Acquired Company or a Subsidiary, as the case may be, is in peaceful and undisturbed possession of each parcel of Real Property, and there are no contractual or legal restrictions that preclude or restrict, in any material respect, the ability to use the Real Property for the purposes for which it is currently being used. There are no material latent defects or material adverse physical conditions affecting the Real Property or any of the facilities, buildings, structures, erections, improvements, fixtures, fixed assets and personalty of a permanent nature annexed, affixed or attached to, located on or forming part of the Owned Real Property or, in the case of the Leased Real Property, to the Knowledge of the Sellers. Except as set forth in Section 3.18(c) of the Disclosure Schedule, no Acquired Company or Subsidiary has leased any parcel or any portion of any parcel of Real Property to any other Person and no other Person has any rights to the use, occupancy or enjoyment thereof pursuant to any lease, license, occupancy or other agreement, nor has any Acquired Company or any Subsidiary assigned its interest under any lease listed in Section 3.18(b) of the Disclosure Schedule to any third party.

(d) Section 3.18(d) of the Disclosure Schedule sets forth a true and complete list of all leases in effect on the date of this Agreement relating to the Real Property and any and all ancillary documents pertaining thereto (including all amendments, modifications, supplements, exhibits, schedules, addenda and restatements thereto and thereof and all consents, including consents for alterations, assignments and sublets, documents recording variations, memoranda of lease, options, rights of expansion, extension, first refusal and first offer and evidence of commencement dates and expiration dates). With respect to each of such leases, (i) no Acquired Company or Subsidiary has exercised or given any notice of exercise of any option, right of first offer or right of first refusal contained in any such lease or sublease pertaining to purchase and (ii) with respect to any such lease in which an Acquired Company or Subsidiary is lessee, no lessor or landlord has exercised, nor has any Acquired Company or Subsidiary received any notice of exercise by a lessor or landlord of, any option, right of first offer or right of first refusal contained in any such lease or sublease pertaining to purchase.

(e) Sellers have not received any written notice of existing, pending or threatened (i) condemnation proceedings affecting the Real Property or (ii) zoning, building code or other moratorium proceedings, or similar matters which would reasonably be expected to materially and adversely affect the ability to operate the Real Property as currently operated.

(f) (i) All the Owned Real Property and, to the Sellers’ Knowledge, all the Leased Real Property, is occupied under a valid and current certificate of occupancy or similar permit (to the extent required), (ii) to the Sellers’ Knowledge, the transactions contemplated by this Agreement and the Ancillary Agreements will not require the issuance of any new or amended certificate of occupancy and (iii) to the Sellers’ Knowledge, there are no facts that would prevent the Real Property from being occupied by any Acquired Company or Subsidiary, as the case may be, after the Closing in the same manner as occupied by such Acquired Company or Subsidiary immediately prior to the Closing.

(g) With respect to the Owned Real Property and, to the Sellers’ Knowledge, with respect to the Leased Real Property, no improvements on such Real Property and none of the current uses and conditions thereof violate any applicable deed restrictions or other applicable covenants, restrictions, agreements, existing site plan approvals, zoning or subdivision regulations or urban redevelopment plans as modified by any duly issued variances, and no permits, licenses or certificates pertaining to the ownership or operation of all improvements on such Real Property, other than those which are transferable with such Real Property, are required by any Governmental Authority having jurisdiction over such Real Property.

SECTION 3.19 Assets. (a) Except for Shared Business Processes and as provided in Section 5.06(d) with respect to the Retained Names, an Acquired Company or a Subsidiary, as the case may be, owns, leases or has the legal right to use (or, upon consummation of the transactions contemplated by this Agreement and the Transition Services Agreement, an Acquired Company, a Subsidiary or an Affiliate of Dycom, as the case may be, will own, lease or have the legal right to use) all the properties and assets, including the Company Intellectual Property, the Company IP Agreements, the Real Property and the tangible personal property, used or intended to be used in their conduct of the Business or otherwise owned, leased or used by any Acquired Company or Subsidiary, and, with respect to contract rights, is (or will be) a party to and enjoys (or will enjoy), in all material respects, the right to the benefits of all material contracts, agreements and other arrangements used or intended to be used by any Acquired Company or Subsidiary or in or relating to the conduct of the Business of such Acquired Company or Subsidiary, all of which properties, assets and rights constitute Assets. Except with respect to Shared Business Processes, Retained Names and any Assets that constitute Real Property, an Acquired Company or Subsidiary, as the case may be, has (or, upon consummation of the transactions contemplated by this Agreement and the Transition Services Agreement, an

Acquired Company, a Subsidiary or an Affiliate of Dycom, as the case may be, will have) good and marketable title to, or, in the case of leased Assets, valid and subsisting leasehold interests in, all the Assets, free and clear of all Encumbrances, except Permitted Encumbrances and Encumbrances set forth in Section 3.19(a) of the Disclosure Schedule.

(b) The Assets, Purchased Assets, and Retained Names constitute, in all material respects, all the properties, assets and rights forming a part of, used, held or intended to be used in the Business of the Acquired Companies and Subsidiaries, and all such properties, assets and rights as are necessary in the conduct of the Business as currently conducted by the Acquired Companies and the Subsidiaries. The IT Assets owned by the Acquired Companies and the Subsidiaries, together with any rights of the Acquired Companies and the Subsidiaries to use the IT Assets of the Sellers or their Affiliates under the Transition Services Agreement, constitute in all material respects all IT Assets as are reasonably necessary in the conduct of the Business as currently conducted by the Acquired Companies and the Subsidiaries. Except with respect to any Assets that constitute Real Property, the Sellers have caused the Assets to be maintained in accordance with good business practice, and all the Assets are, in all material respects, in good operating condition and repair and are suitable for the purposes for which they are used and intended to be used, normal wear and tear excepted.

(c) Section 3.19(c) of the Disclosure Schedule sets forth a list of all vehicles owned by the Acquired Companies or the Subsidiaries.

SECTION 3.20 Customers. Listed in Section 3.20 of the Disclosure Schedule are the names of the twenty most significant customers (by revenue) of the Business of the Acquired Companies and Subsidiaries during each of the 2010 and 2011 fiscal years, and for the nine months ended September 30, 2012, showing approximate total revenue received in each such period for each such customer. None of the Sellers, the Acquired Companies or Subsidiaries has received any written notice and, to the Sellers’ Knowledge, none of the Sellers, the Acquired Companies or Subsidiaries has received any other notice, that any such significant customer of the Business has ceased, or will cease, to use the services of any Acquired Company or Subsidiary, or has substantially reduced, or will substantially reduce, the use of such services at any time, it being understood that neither the expiration of an existing Contract in accordance with its terms nor the failure in the ordinary course of business to obtain a Contract or an award of additional work under a Contract from an existing customer constitutes such notice.

SECTION 3.21 Employee Benefit Matters.

(a) Plans and Material Documents. Section 3.21(a) of the Disclosure Schedule lists (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which any Acquired Company or Subsidiary is a party, with respect to which any Acquired Company or Subsidiary has any obligation or which are maintained, contributed to or sponsored by any Acquired Company or Subsidiary for the benefit of any current or former employee, officer or director of any Acquired Company or Subsidiary, (ii) each employee benefit plan for which any Acquired Company or Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, (iii) any plan in respect of which any Acquired Company or Subsidiary could incur liability under Section 4212(c) of ERISA, and (iv) any contracts, arrangements or understandings between the Sellers or any of their Affiliates and any employee of any Acquired Company or Subsidiary, including any contracts, arrangements or understandings relating to the sale of the Acquired Companies (collectively, the “Plans”). Except as set forth in Section 3.21(a) of the Disclosure Schedule, each Plan is in writing and, except with respect to any Plan that is a Multiemployer Plan, the Sellers have furnished to the Purchaser a complete and accurate copy of each Plan and a complete and accurate copy of each material document prepared in connection with each such Plan, including a copy of (A) each trust or other funding arrangement, (B) each summary plan description and summary of material modifications, (C) the most recently filed IRS Form 5500, (D) the most recently received IRS determination letter for each such Plan, and (E) the most recently prepared actuarial report and financial statement in connection with each such Plan. There are no other employee benefit plans, programs, arrangements or agreements, whether formal or informal, whether in writing or not, to which any Acquired Company or Subsidiary is a party, with respect to which any Acquired Company or Subsidiary has any obligation or which are maintained, contributed to or sponsored by any Acquired Company or Subsidiary for the benefit of any current or former employee, officer or director of any Acquired Company or Subsidiary. No Acquired Company or Subsidiary has any express or implied commitment, whether legally enforceable or not, (I) to create, incur liability with respect to, or cause to exist, any other employee benefit plan, program or arrangement, (II) to enter into any contract or agreement to provide compensation or benefits to any individual, or (III) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

(b) Absence of Certain Types of Plans. Except as listed in Section 3.21(b) of the Disclosure Schedule, none of the Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which any Acquired Company or any Subsidiary could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). None of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of any Acquired Company or Subsidiary other than as required under Section 4980B of the Code or any similar applicable state or local law. Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c) Compliance with Applicable Law. Except as set forth in Section 3.21(c) of the Disclosure Schedule, each Plan is now and always has been operated in all material respects in accordance with the requirements of all applicable Law, including ERISA and the Code, and, to the Sellers’ Knowledge, all Persons who participate in the operation of such Plans and all Plan “fiduciaries” (within the meaning of Section 3(21) of ERISA) have always acted in all material respects in accordance with the provisions of all applicable Law, including ERISA and the Code. Each Acquired Company and Subsidiary has performed all material obligations required to be performed by it under, is not in any material respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Plan. No Action is pending or, to the Sellers’ Knowledge, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and no fact or event exists that could give rise to any such Action.

(d) Qualification of Certain Plans. Except with respect to any Plan that is a Multiemployer Plan, each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS that it is so qualified or has received an opinion or advisory letter from the IRS on which it may rely, and each trust established in connection with any Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt or has received an opinion or advisory letter from the IRS on which it may rely, and no fact or event has occurred since the date of such determination, opinion or advisory letter from the IRS that could reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust. Each trust maintained or contributed to by any Acquired Company or Subsidiary that is intended to be qualified as a voluntary employees’ beneficiary association and that is intended to be exempt from federal income taxation under Section 501(c)(9) of the Code has received a favorable determination letter from the IRS that it is so qualified and so exempt, and no fact or event has occurred since the date of such determination by the IRS to adversely affect such qualified or exempt status.

(e) Absence of Certain Liabilities and Events. There has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan, which is not otherwise exempt under Section 408 of ERISA, and that would reasonably be expected to subject an Acquired Company or Subsidiary to any material liability. No Acquired Company or Subsidiary has incurred any liability for any penalty or tax arising under Section 4971, 4972, 4980, 4980B or 6652 of the Code or any liability under Section 502 of ERISA, and no fact or event exists that could reasonably be expected to give rise to any such liability. No Acquired Company or Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists that could give rise to any such liability. No complete or partial termination has occurred within the five years preceding the date hereof with respect to any Plan. No reportable event (within the meaning of Section 4043 of ERISA) has occurred or is expected to occur with respect to any Plan subject to Title IV of ERISA. Except with respect to any Plan that is a Multiemployer Plan, no Plan had an accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such Plan. None of the assets of any Acquired Company or Subsidiary is the subject of any lien arising under Section 302(f) of ERISA or Section 412(n) of the Code; no Acquired Company or Subsidiary has been required to post any security under Section 307 of ERISA or Section 401(a)(29) of the Code; and no fact or event exists which could reasonably be expected to give rise to any such lien or requirement to post any such security.

(f) Plan Contributions and Funding. All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority, and no fact or event exists that could reasonably be expected to give rise to any such challenge or disallowance.

(g) Section 409A. Section 3.21(g) of the Disclosure Schedule sets forth each Plan that is a nonqualified deferred compensation plan, within the meaning of Section 409A of the Code (each, a “Section 409A Plan”), and identifies each Section 409A Plan in connection with which any of the Acquired Companies or any Subsidiary may have liability with respect to current or former employees, contractors or directors. No such Plan has assets set aside directly or indirectly in the manner described in Section 409A(b)(1) of the Code or contains a provision that would be subject to Section 409A(b)(2) of the Code. Each Section 409A Plan (i) was, for the period beginning on the later of (A) January 1, 2005, and (B) the date of the inception of such Plan, and ending on December 31, 2008, administered in good faith compliance with the requirements of Section 409A of the Code and applicable guidance issued thereunder, (ii) has been, since the later of (A) January 1, 2009, and (B) the date of the inception of such Plan, administered in compliance, in all material respects, with the requirements of Section 409A of the Code and the final regulations issued and outstanding thereunder, and (iii) has been, since the later of (A) January 1, 2009, and (B) the date of the inception of such Plan, in a written form that complies with the requirements of Section 409A of the Code and final regulations issued and outstanding thereunder, such that in the event of an audit by the Internal Revenue Service of either the relevant Acquired Company or Subsidiary or any individual participating in such Plan, no material liability would be incurred by the Acquired Company or Subsidiary with respect to benefits due or accruing under such Plan.

(h) Multiemployer Plans. With respect to each Plan that is a Multiemployer Plan, the Sellers have furnished to Purchaser, as applicable (i) the most recently received or obtained estimate of withdrawal liability, (ii) the most recently received or obtained actuarial report, and (iii) any material correspondence relating to its funded status (including any correspondence regarding a funding improvement plan, a rehabilitation plan or a plan reorganization or termination), contribution requirements and legal compliance. In addition, Section 3.21(b) of the Disclosure Schedule lists all such Plans and specifies whether each such Plan is in endangered, seriously endangered, critical or reorganization status or is subject to termination. To the Sellers’ Knowledge, no written notice of any withdrawal liability has been received by Sellers, any Acquired Company or any Subsidiary with respect to a Plan that is a Multiemployer Plan.

(i) Transfer of Employees. Since September 1, 2012, none of the Sellers or their Affiliates have transferred any employees from an Acquired Company or Subsidiary to any of the Sellers or their Affiliates (other than an Acquired Company or Subsidiary) except in connection with the Restructuring Transactions.

SECTION 3.22 Labor and Employment Matters. (a) Except as set forth in Section 3.22(a) of the Disclosure Schedule, no Acquired Company or Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to Persons employed by any Acquired Company or Subsidiary, and currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect any Acquired Company or Subsidiary; (b) to the Sellers’ Knowledge, there are no controversies, strikes, slowdowns or work stoppages pending or threatened between any

Acquired Company or Subsidiary and any of their respective employees, and no Acquired Company or Subsidiary has experienced any such controversy, strike, slowdown or work stoppage within the past three years; (c) no Acquired Company or Subsidiary has breached or otherwise failed to comply with the provisions of any collective bargaining or union contract, and there are no grievances outstanding against any Acquired Company or Subsidiary under any such agreement or contract which could have a Material Adverse Effect; (d) to the Sellers’ Knowledge, there are no unfair labor practice complaints pending against any Acquired Company or Subsidiary before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving employees of any Acquired Company or any Subsidiary which could have a Material Adverse Effect; (e) each Acquired Company and Subsidiary is currently in compliance, in all material respects, with all applicable Laws relating to the employment of labor, including those related to worker classification, wages, hours, collective bargaining and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of any Acquired Company or Subsidiary and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing; (f) each Acquired Company and Subsidiary has paid in full to all their respective employees or adequately accrued for in accordance with GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; (g) there is no claim with respect to worker classification or the payment of wages, salary or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any Persons currently or formerly employed by any Acquired Company or Subsidiary; (h) no Acquired Company or Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices; (i) except as set forth in Section 3.22(i) of the Disclosure Schedule, to the Sellers’ Knowledge, there is no charge or proceeding with respect to a violation of any occupational safety or health standard that has been asserted or is now pending or threatened with respect to any Acquired Company or Subsidiary; and (j) except as set forth in Section 3.22(j) of the Disclosure Schedule, there is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which any Acquired Company or Subsidiary has employed or currently employs any Person.

SECTION 3.23 Key Employees. Section 3.23 of the Disclosure Schedule lists the name, place of employment, the current annual salary rates, bonuses, deferred or contingent compensation, pension, accrued vacation, “golden parachute” and other like benefits paid or payable (in cash or otherwise) in 2012, the date of employment and a description of the position and job function of each current salaried employee, officer, director, consultant or agent of any Acquired Company or Subsidiary whose annual compensation is expected to exceed $100,000. Section 3.23 of the Disclosure Schedule also lists the name and 2011 Form W-2 compensation information of each current salaried employee, officer, director, consultant or agent of any Acquired Company or Subsidiary whose annual compensation exceeded $100,000 in 2011.

SECTION 3.24 Taxes. (a) (i) All Income Tax Returns and other material Tax Returns required to be filed by or with respect to each Acquired Company and Subsidiary (including any consolidated federal income Tax Return of Quanta and any state, local or other Tax Return that includes any Acquired Company or Subsidiary on a consolidated, combined or unitary basis) have been timely filed; (ii) all material Taxes required to be shown on such Tax Returns or otherwise due in respect of the Acquired Company or any Subsidiary have been timely paid; (iii) all such Tax Returns are true, correct and complete in all material respects; (iv) no material adjustment relating to such Tax Returns has been proposed by any Governmental Authority insofar as it would relate to the activities or income of any Acquired Company or Subsidiary and, except for any tax positions for which a reserve has been recorded or established as reflected in the Audited Financial Statements or the Unaudited Financial Statements, to the Sellers’ Knowledge, no reasonable basis exists for any such adjustments; (v) there are no pending or, to the Sellers’ Knowledge, threatened Actions for the assessment or collection of Taxes against any Acquired Company or Subsidiary; (vi) except for any tax positions for which a reserve has been recorded or established as reflected in the Audited Financial Statements or the Unaudited Financial Statements, to the Sellers’ Knowledge, all sales and license transactions between the Sellers and any Acquired Company or Subsidiary, between any Acquired Company and any Subsidiary and between any of the Subsidiaries, have been conducted on an arm’s length basis; (vii) there are no Tax liens on any assets of any Acquired Company or Subsidiary arising from the failure to pay a Tax which is delinquent; (viii) neither the Sellers nor any Affiliate is a party to any agreement or arrangement that would result, separately or in the aggregate, upon the consummation of the transactions contemplated under this Agreement in the actual or deemed payment by any Acquired Company or Subsidiary of any “excess parachute payments” within the meaning of Section 280G of the Code (without regard to Section 280G(b)(4) of the Code); (ix) except as set forth on Section 3.24(a)(ix) of the Disclosure Schedule, no acceleration of the vesting schedule for any property that is substantially unvested within the meaning of the regulations under Section 83 will occur in connection with the transactions contemplated by this Agreement; (x) each Acquired Company and Subsidiary has been and continues to be a member of the affiliated group (within the meaning of Section 1504(a)(1) of the Code) for which Quanta files a consolidated return as the common parent, and has not been includible in any other consolidated return for any taxable period for which the statute of limitations has not expired; (xi) no Acquired Company or Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xii) the Acquired Companies and the Subsidiaries have each properly and timely withheld, collected and deposited all material Taxes that are required to be withheld, collected and deposited under applicable Law; (xiii) no Acquired Company or Subsidiary is doing business in or engaged in a trade or business in any jurisdiction in which it has not filed all required Tax Returns, and no notice or inquiry has been received from any jurisdiction in which Tax Returns have not been filed by any Acquired Company or Subsidiary to the effect that the filing of Tax Returns may be required; and (xiv) no Acquired Company or Subsidiary has been at any time a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Tax has not expired.

(b) (i) There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which any Acquired Company or Subsidiary may be subject; (ii) there are no requests for information currently outstanding that could materially adversely affect the Taxes of any Acquired Company or Subsidiary; (iii) there are no proposed reassessments of any property owned by any Acquired Company or Subsidiary that could increase the amount of any Tax to which any Acquired Company or Subsidiary would be subject; (iv) no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes of any Acquired Company or Subsidiary that would have continuing effect after the Closing Date; and (v) no Acquired Company or Subsidiary (A) has or is projected to have an amount includible in its income for the current taxable year under Section 951 of the Code, (B) has been a passive foreign investment company within the meaning of Section 1296 of the Code, (C) has an unrecaptured overall foreign loss within the meaning of Section 904(f) of the Code or (D) has participated in or cooperated with an international boycott within the meaning of section 999 of the Code; and (vi) no Acquired Company or Subsidiary has any (A) income reportable for a period ending after the Closing but attributable to a transaction (e.g., an installment sale) occurring in, or a change in accounting method made for, a period ending on or prior to the Closing that resulted in a deferred reporting of income from such transaction or from such change in accounting method (other than a deferred intercompany transaction) or (B) deferred gain or loss arising out of any deferred intercompany transaction that will continue to be deferred after the Closing Date.

(c) (i) Section 3.24 of the Disclosure Schedule lists all Income Tax Returns (federal, state, local and foreign) filed with respect to each of the Acquired Companies and the Subsidiaries for taxable periods ended on or after December 31, 2009, indicates the most recent Income Tax Return for each relevant jurisdiction for which an audit has been completed, and indicates all Tax Returns that currently are the subject of audit; and (ii) the Sellers have made available to the Purchaser correct and complete copies of all federal, state and foreign Stand-Alone Returns, examination reports, and statements of deficiencies assessed against or agreed to by any Acquired Company or Subsidiary since December 31, 2009.

SECTION 3.25 Insurance. All material assets, properties and risks of each Acquired Company and Subsidiary are, and for the past three years have been, covered by valid and, except for insurance policies that have expired under their terms in the ordinary course, currently effective insurance policies or binders of insurance (including general liability insurance, property insurance and workers’ compensation insurance) issued in favor of an Acquired Company or Subsidiary, as the case may be, in each case with responsible insurance companies (including self-insurance from Quanta), in such types and amounts and covering such risks as are consistent with customary practices and standards of companies engaged in businesses and operations similar to those of such Acquired Company or Subsidiary, as the case may be.

SECTION 3.26 Certain Business Practices. (a) None of the Sellers, any Acquired Company or any of the Subsidiaries or, to the Sellers’ Knowledge, any of their respective directors, officers, agents, representatives or employees (in their capacity as directors, officers, agents, representatives or employees) has, in respect of the Business of any Acquired Company or Subsidiary: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of such Business; (ii) directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority, in the United States or any other country, which is in any manner illegal under any Law of the United States or any other country having jurisdiction; or (iii) made any payment to any customer or supplier of any Acquired Company or Subsidiary or any officer, director, partner, employee or agent of any such customer or supplier for an unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent, in respect of such Business.

(b) Except as disclosed in Section 3.16(a)(viii) of the Disclosure Schedule, there are no contracts or agreements between or among any Acquired Company or Subsidiary, on the one hand, and any Seller or any officer, director, or Affiliate (other than the Acquired Companies or Subsidiaries) of the Sellers or any immediate family member of the foregoing, on the other hand, except for Excluded Contracts.

SECTION 3.27 Brokers. Except for Stephens Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Sellers. The Sellers are solely responsible for the fees and expenses of Stephens Inc.

SECTION 3.28 No Other Representations and Warranties. Except for the representations and warranties contained in this Agreement (including the related portions of the Disclosure Schedule) or any certificate delivered by the Sellers hereunder, none of the Sellers, any Acquired Company or Subsidiary or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Sellers or any Acquired Company or Subsidiary, including any representation or warranty as to the accuracy or completeness of any information regarding the Acquired Companies and Subsidiaries furnished or made available to the Purchaser and Dycom and their directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents (including any information, documents or material made available to Dycom or the Purchaser in the electronic documentation site established on behalf of the Sellers containing certain due diligence documentation, management presentations or in any other form in expectation of the transactions contemplated hereby except to the extent such information has been delivered to the Purchaser pursuant to this Agreement other than Section 5.02) or as to the future revenue, profitability or success of any Acquired Company or Subsidiary, or any representation or warranty arising from statute or otherwise in Law. All representations and warranties set forth in this Agreement are contractual in nature only and subject to the sole and exclusive remedies set forth herein.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND DYCOM

As an inducement to the Sellers to enter into this Agreement, the Purchaser and Dycom, jointly and severally, hereby represent and warrant to the Sellers, as of the date hereof and as of the Closing Date, as follows:

SECTION 4.01 Organization and Authority of the Purchaser. Each of the Purchaser and Dycom is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of the Purchaser and Dycom of this Agreement and the Ancillary Agreements to which it is a party, the performance by each of the Purchaser and Dycom of its obligations hereunder and thereunder and the consummation by each of the Purchaser and Dycom of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of each of the Purchaser and Dycom, respectively (including its stockholders). This Agreement has been, and upon their execution the Ancillary Agreements to which each of the Purchaser and Dycom is a party shall have been, duly executed and delivered by each of the Purchaser and Dycom, respectively, and (assuming due authorization, execution and delivery thereof by the Sellers) this Agreement constitutes, and upon their execution the Ancillary Agreements to which each of the Purchaser and Dycom is a party shall constitute, legal, valid and binding obligations of each of the Purchaser and Dycom, respectively, enforceable against the Purchaser and Dycom, respectively, in accordance with their respective terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights and remedies generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at Law or in equity).

SECTION 4.02 No Conflict. Assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, except as may result from any facts or circumstances relating solely to the Sellers, the execution, delivery and performance by each of the Purchaser and Dycom of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or by-laws of the Purchaser or Dycom, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or Dycom or any of their respective assets, properties or businesses, or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser or Dycom is a party, except, in the case of clauses (b) and (c), as would not adversely affect the ability of the Purchaser or Dycom to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement or the Ancillary Agreements.

SECTION 4.03 Governmental Consents and Approvals. The execution, delivery and performance by each of the Purchaser and Dycom of this Agreement and each Ancillary Agreement to which the Purchaser or Dycom is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to any Governmental Authority, except (a) as described in a writing given to the Sellers by the Purchaser on the date of this Agreement and (b) the pre-merger notification and waiting period requirements of the HSR Act.

SECTION 4.04 Investment Purpose. (a) The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof. The Purchaser acknowledges that the Shares are not registered under the Securities Act or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

(b) The Purchaser will, as a result of borrowings under the Dycom Credit Agreement or other sources of financing (the “Financing”) together with cash on hand, have sufficient immediately available funds to pay the Estimated Purchase Price and sufficient available funds to pay any adjustments to the Estimated Purchase Price, to consummate all of the transactions contemplated by this Agreement upon the terms contemplated hereby, to pay all related fees and expenses associated therewith, and to satisfy all of its other obligations under this Agreement.

SECTION 4.05 Litigation. No Action by or against the Purchaser or Dycom is pending or, to the best knowledge of the Purchaser and Dycom, threatened, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the transactions contemplated hereby or thereby (including the Financing).

SECTION 4.06 Brokers. Except for Goldman, Sachs & Co. and Barclays Capital, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Dycom or the Purchaser. The Purchaser is solely responsible for payment of the fees and expenses of Goldman, Sachs & Co. and Barclays Capital.

SECTION 4.07 Solvency. Neither Dycom nor the Purchaser is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors. After giving effect to the transactions contemplated by this Agreement, at and immediately after the Closing, each of Dycom, the Purchaser and their respective subsidiaries will be solvent (in that both the fair value of such Person’s assets will not be less than the sum of such Person’s debts and that the present fair saleable value of such Person’s assets will not be less than the amount required to pay such Person’s probable liability on such Person’s recourse debts as they mature or become due).

SECTION 4.08 Independent Investigation. Dycom and the Purchaser have conducted their own independent investigation, review and analysis of the business, results of operations, financial condition and assets of the Acquired Companies and Subsidiaries. Each of Dycom and the Purchaser acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Sellers set forth in this Agreement (including the related portions of the Disclosure Schedule) and any certificate delivered by the Sellers hereunder. Except for such representations and warranties, (a) Dycom and the Purchaser acknowledge and agree that no Seller, Acquired Company, Subsidiary or other Person is making or has made any representation or warranty, expressed or implied, at Law or in equity, in respect of the Business or any Acquired Company or Subsidiary, either Seller or this Agreement, and no officer, agent, representative or employee of any Seller, Acquired Company or Subsidiary has any authority, express or implied, to make any other representations or warranties, or agreements not specifically set forth in this Agreement, any Ancillary Agreement or the License Agreement, and in each case subject to the limited remedies herein provided, (b) each of Dycom and the Purchaser specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and (c) the Purchaser is acquiring the Acquired Companies based upon the express representations and warranties of the Sellers set forth in this Agreement (including the related portions of the Disclosure Schedule) and any certificate delivered by the Sellers hereunder, and subject to the remedies as set forth in Article IX.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Conduct of Business Prior to the Closing. (a) Each Seller, jointly and severally, covenants and agrees that, except as described in Section 5.01(a) of the Disclosure Schedule, from the date hereof until the earlier of the time of the Closing and the termination of this Agreement pursuant to Article X, it will cause the Acquired Companies and Subsidiaries to conduct their business in the ordinary course and consistent with prior practice. Without limiting the generality of the foregoing, except as described in Section 5.01(a) of the Disclosure Schedule, the Sellers shall cause the Acquired Companies and each Subsidiary to (i) continue their advertising and promotional activities, and pricing and purchasing policies, in accordance with past practice; (ii) not shorten or lengthen the customary payment cycles for any of their payables or receivables; (iii) use their reasonable efforts to (A) preserve intact their business organizations and the business organization of their Business except as contemplated by the Restructuring Transactions, (B) keep available to the Purchaser the services of the employees of each Acquired Company and Subsidiary in the ordinary course and consistent with prior practice (other than any resignation or any termination for cause of any such employee), (C) continue in full force and effect without material modification all existing policies or binders of insurance currently maintained in respect of each Acquired Company and Subsidiary and their Business, and (D) preserve their current relationships with their customers, suppliers and other persons with which they have had significant business relationships; (iv) exercise any rights of renewal pursuant to the terms of any of the leases or subleases set forth in Section 3.18(b) of the Disclosure Schedule which by their terms would otherwise expire; and (v) not engage in any practice, take any action, fail to take any action or enter into any transaction which could cause any representation or warranty of the Sellers to be untrue in any material respect or result in a material breach of any covenant made by the Sellers in this Agreement.

(b) Except as described in Section 5.01(b) of the Disclosure Schedule (those intercompany transactions listed under the heading “Restructuring Transactions” in such Section 5.01(b) of the Disclosure Schedule are referred to herein as the “Restructuring Transactions”), each Seller, jointly and severally, covenants and agrees that, from the date hereof until the earlier of the time of the Closing and the termination of this Agreement pursuant to Article X, without the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed), none of the Acquired Companies or Subsidiaries will do any of the things specified in the second sentence of Section 3.12.

(c) At or prior to the Closing, Quanta shall cause Sunesys, LLC (“Sunesys”) to enter into an agreement with Dycom, its Affiliate or an Acquired Company pursuant to which Sunesys, on behalf of itself and its successors and assigns, commits to retain such party to provide, consistent in the amount historically provided, those telecom engineering, construction and maintenance services historically performed by the Acquired Companies prior to the Closing and that are required by Sunesys during the four year period subsequent to the Closing, on terms substantially similar to the terms upon which the Acquired Companies historically performed such services for Sunesys. In addition, at or prior to the Closing, Quanta shall cause Sunesys to transfer to Blair Park Services, LLC the employees named on Section 5.01(c) of the Disclosure Schedule.

SECTION 5.02 Access to Information. (a) From the date hereof until the Closing, upon reasonable notice, the Sellers shall cause each of their officers, employees, agents, representatives, accountants and counsel, and shall cause the Acquired Companies and the Subsidiaries and each of the Acquired Companies’ and the Subsidiaries’ officers, directors, employees, agents, representatives, accountants and counsel to: (i) afford the officers, employees, agents, accountants, counsel, financing sources and representatives of the Purchaser reasonable access, during normal business hours, under reasonable circumstances and at mutually agreed locations, to the offices, properties, plants, other facilities, books and records of each Acquired Company and Subsidiary and to those officers, employees, agents, accountants and counsel of any of the Sellers, the Acquired Companies or the Subsidiaries who have knowledge relating to any of the Acquired Companies or the Subsidiaries or their Business and (ii) furnish to the officers, employees, agents, accountants, counsel, financing sources and representatives of the Purchaser such additional financial and operating data and other information (to the extent in the possession of the Sellers or any Acquired Company or Subsidiary) regarding the assets, properties, liabilities and goodwill of the Acquired Companies, the Subsidiaries and their Business (or legible copies thereof) as the Purchaser may from time to time reasonably request. For the avoidance of doubt, to the extent that Sellers determine (after consultation with outside counsel) that disclosure of any such information is not consistent with recommended antitrust practices, Sellers will disclose that information under the terms of the Antitrust Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement, the Sellers shall not be required to provide any such access or disclose any such information to the Purchaser or Dycom or any such other person if such disclosure would, in the Sellers’ discretion (after consultation with outside counsel), (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws. Nothing contained in this Agreement shall be construed to give to Dycom or the Purchaser, directly or indirectly, any rights to control or direct the operations of any Acquired Company or Subsidiary prior to the Closing Date. Prior to the Closing Date, the Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of the operations of the Acquired Companies and the Subsidiaries. Dycom and the Purchaser hereby agree that they are not authorized to and shall not (and shall not permit any of their Affiliates or any of their respective employees, officers, counsel, accountants, consultants, financing sources or other representatives or agents to) contact any competitor, supplier, distributor, or customer of any Acquired Company or Subsidiary with respect to this Agreement or any of the transactions contemplated hereby prior to the Closing without the prior written consent of Quanta (not to be unreasonably withheld, conditioned or delayed) and, if Quanta so elects, only in the presence of an agent or representative specified by Quanta.

(b) In order to facilitate the resolution of any claims made against or incurred by the Sellers prior to the Closing or for any other reasonable purpose, including Quanta’s SEC reporting obligations, for a period of seven years after the Closing Date, the Purchaser shall (i) retain the books and records relating to the Acquired Companies, the Subsidiaries, their Business and their operations relating to periods prior to the Closing in a manner reasonably consistent with the prior practice of the Acquired Companies and the Subsidiaries and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Sellers reasonable access (including the right to make, at the Sellers’ expense, photocopies), during normal business hours, to such books and records.

(c) In order to facilitate the resolution of any claims made against or incurred by the Purchaser or any Acquired Company or Subsidiary after the Closing or for any other reasonable purpose, for a period of seven years following the Closing Date, each Seller shall (i) retain the books and records of such Seller which relate to the Acquired Companies, the Subsidiaries, their Business and their operations for periods prior to the Closing and which shall not otherwise have been delivered to the Purchaser or any Acquired Company or Subsidiary and (ii) upon reasonable notice, afford the officers, employees, agents and representatives of the Purchaser or any Acquired Company or Subsidiary reasonable access (including the right to make photocopies, at the expense of the Purchaser or such Acquired Company or Subsidiary), during normal business hours, to such books and records.

(d) In connection with preparation of the Closing Statement by Purchaser, Purchaser will provide Quanta with the preliminary closing statement prepared by each of the reporting Acquired Companies and Subsidiaries within two Business Days after such statement has been provided to Dycom or the Purchaser; provided that the Purchaser makes no representation as to the accuracy, completeness or conformance to the requirements of the Closing Statement of such preliminary information. In addition, Dycom and the Purchaser will, and will cause the Acquired Companies and Subsidiaries to, use all reasonable efforts to ensure that the reporting timelines adhered to by the Acquired Companies and Subsidiaries prior to the Closing and as required by Quanta as part of its monthly closing process are complied with for Quanta’s reporting period that includes the Closing Date.

(e) At or promptly following the Closing, Quanta shall provide to the Purchaser all materials that were made available in the physical data room in connection with Dycom’s evaluation of the transactions contemplated hereby, including electronic copies of any lists or summaries prepared with respect to such materials.

SECTION 5.03 Confidentiality. The parties hereto acknowledge and agree that (i) both the Non-Disclosure Agreement and the Antitrust Confidentiality Agreement remain in full force and effect and (ii) both the Non-Disclosure Agreement and the Antitrust Confidentiality Agreement shall terminate and be of no further force and effect from and after the Closing. From and after the Closing Date until (except with respect to trade secrets) the date that is three years after the Closing Date, each Seller shall, and shall cause its agents, representatives, Affiliates, employees, officers and directors to: (a) except as provided in clause (c) below, treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to trade secrets, processes, patent applications, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary information with respect to each Acquired Company and Subsidiary and their Business; provided, however, that notwithstanding the foregoing, the Sellers and their agents, representatives, Affiliates, employees, officers and directors shall be free to use any information retained in their unaided memory (including general ideas, concepts, know-how or techniques contained therein) other than where such use is expressly in violation of another provision of this Agreement, including Sections 5.07 and 5.08 hereof, provided that they shall maintain the confidentiality of the information subject to the foregoing confidentiality restrictions and the foregoing shall not be deemed to grant to the Sellers or any of their agents, representatives, Affiliates, employees, officers or directors a license under the Patent Rights, (b) in the event that such Seller or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such information, provide the Purchaser with prompt written notice of such requirement so that the Purchaser or any Acquired Company or Subsidiary may seek a protective order or other remedy or waive compliance with this Section 5.03, (c) in the event that such protective order or other remedy is not timely obtained, or the Purchaser waives compliance with this Section 5.03, furnish only that portion of such confidential information which is legally required to be provided and exercise its reasonable efforts to obtain assurances that confidential treatment will be accorded such information, and (d) promptly furnish (prior to, at, or as soon as practicable following, the Closing) to the Acquired Companies or the Purchaser any and all copies (in whatever form or medium) of all such confidential information then in the possession of such Seller or any of its agents, representatives, Affiliates, employees, officers or directors or, except as otherwise required or permitted by Section 5.02(c) or to the extent necessary to comply with any applicable Laws, rules or regulations, destroy any and all additional copies then in the possession of such Seller or any of its agents, representatives, Affiliates, employees, officers or directors of such information and of any analyses, compilations, studies or other documents prepared, in whole or in part, on the basis thereof; provided, however, that this sentence shall not apply to any information that (A) at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement by such Seller, its agents, representatives, Affiliates, employees, officers or directors or (B) is lawfully obtained or developed by any Seller, any of its Affiliates or any of their respective agents, representatives, employees, officers or directors from and after the Closing from sources which are not legally prohibited from disclosing such information; and provided further that, with respect to Intellectual Property, specific detailed information shall not be deemed to be within the foregoing exception (A) merely because a principal of operation is embraced in general disclosures in the public domain. In addition, with respect to Intellectual Property, any combination of features shall not be deemed to be within the foregoing exception (A) merely because the individual features are in the public domain unless the combination itself and its principle of operation are in the public domain.

SECTION 5.04 Regulatory and Other Authorizations; Notices and Consents. (a) Each of Dycom, the Purchaser and the Sellers shall use its reasonable best efforts to obtain (or cause the Acquired Companies and the Subsidiaries to obtain) all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements and will cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals. On October 15, 2012, each party hereto filed its Notification and Report Form required under the HSR Act with respect to the transactions contemplated by this Agreement. Each such party shall supply as promptly as reasonably practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Notwithstanding the foregoing, (x) this Agreement shall not obligate the Purchaser, Dycom or any of their Affiliates to make any sale, divestiture, license or other disposition of the assets, properties or businesses of the Purchaser, Dycom or any of their Affiliates or of the assets, properties businesses to be acquired pursuant hereto or otherwise take any action that limits the freedom of action with respect to, or its ability to retain, any of the businesses, product lines or assets of the Purchaser, Dycom, and their Affiliates or those that the Purchaser and Dycom are acquiring pursuant to this Agreement, and (y) no party hereto shall be required to pay any fees or other payments to any Governmental Authorities in order to obtain any such authorization, consent, order or approval (other than normal filing fees that are imposed by Law on any of the parties hereto). The Sellers, Dycom, the Purchaser and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld).

(b) Each party to this Agreement shall promptly notify the other party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Section 5.04 and permit the other party to review in advance (and to consider any comments made by the other party in relation to) any proposed communication by such party to any Governmental Authority relating to such matters. Neither of the parties to this Agreement shall agree to participate in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of any submissions, filings, investigations, or any other inquiry relating to such matters unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party (or their external legal counsel in order to address any concerns relating to confidential or competitively sensitive information) the opportunity to attend and participate at such meeting, telephone call or discussion. The parties to this Agreement shall, and shall cause their respective Affiliates to, provide each other with copies of all correspondence, filings or communications between them or any of their respective representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company and its Subsidiaries; (ii) as necessary to comply with contractual arrangements or applicable Laws; and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) The Sellers shall, or shall cause the Acquired Companies and the Subsidiaries to, give promptly such notices to third parties and use its or their reasonable efforts to obtain such third party consents and estoppel certificates necessary or desirable in connection with the transactions contemplated by this Agreement.

(d) The Purchaser shall cooperate and use all reasonable efforts to assist the Sellers in giving such notices and obtaining such consents and estoppel certificates; provided, however, that the Purchaser shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or to consent to any change in the terms of any agreement or arrangement which the Purchaser in its sole discretion may deem materially adverse to the interests of the Purchaser, any Acquired Company or Subsidiary or their Business.

(e) The Sellers and the Purchaser agree that, in the event that any consent, approval or authorization necessary or desirable to preserve for any Acquired Company or Subsidiary or their Business any right or benefit under any lease, license, contract, commitment or other agreement or arrangement to which any Acquired Company or Subsidiary is a party is not obtained prior to the Closing, the Sellers will, subsequent to the Closing, cooperate with the Purchaser or such Acquired Company or Subsidiary in attempting to obtain such consent, approval or authorization as promptly thereafter as practicable. If such consent, approval or authorization cannot be obtained, the Sellers shall use their reasonable efforts to provide the Purchaser or such Acquired Company or Subsidiary, as the case may be, with the rights and benefits of the affected lease, license, contract, commitment or other agreement or arrangement for the term of such lease, license, contract or other agreement or arrangement, and, if the Seller provides such rights and benefits, such Acquired Company or Subsidiary, as the case may be, shall assume the obligations and burdens thereunder.

SECTION 5.05 Notice of Developments. Prior to the Closing, each party shall promptly notify the other parties in writing of (a) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could result in any material breach of a representation or warranty or covenant of such party in this Agreement or which could have the effect of making any representation or warranty of such party in this Agreement untrue or incorrect in any material respect and (b) all other material developments arising subsequent to the date of this Agreement affecting the assets, Liabilities, business, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of such party (or, with respect to the Sellers, the Acquired Companies and Subsidiaries); provided, that the delivery of any notice pursuant to this Section 5.05 shall not limit or otherwise affect the rights or remedies available hereunder to the recipient of such notice.

SECTION 5.06 Intellectual Property. (a) Prior to the Closing, the Sellers shall provide the Purchaser with a schedule that lists all of the applicable filings, recordings and other acts, and all fees, Taxes and other payments, that are required to be made within sixty (60) days after Closing to maintain the validity and enforceability of the Owned Intellectual Property and the Acquired Companies’ and the Subsidiaries’ interest therein.

(b) The Sellers agree that they shall assign or cause to be assigned all right, title and interest in, to and under the Patent Rights from Quanta Associates, L.P. to CertusView Technologies, LLC at the Closing pursuant to a duly executed written assignment agreement substantially in the form attached as Exhibit F hereto (the “Assignment Agreement”).

(c) The parties acknowledge and agree that, at the Closing, CertusView Solutions, LLC and Quanta Associates, L.P. shall execute a license agreement substantially in the form attached as Exhibit G hereto (the “License Agreement”) whereby (i) CertusView Solutions, LLC grants to Quanta Associates, L.P. and its Affiliates a non-exclusive, perpetual, royalty free and, except as may be permitted in the License Agreement, non-transferable, non-assignable, irrevocable, and non-sublicenseable right and license in the United States and its territories and possessions for Quanta Associates, L.P. and its Affiliates solely to make and have made for it, use related to making and having made for it, and import from anywhere in the world into the United States and its territories and possessions for purposes of making and having made for it, any products or parts thereof embodying the inventions that are encompassed by one or more claims of a patent issuing from the Patent Rights, but, for the avoidance of doubt, excluding any right to promote, sell or offer to sell any such products or parts in the United States and its territories and possessions to engage in the Business; and (ii) CertusView Solutions, LLC grants to Quanta Associates, L.P. and its Affiliates an exclusive (except as to certain rights that are retained by CertusView Solutions, LLC and its Affiliates), perpetual, royalty free and, except as may be permitted in the License Agreement, non-transferable, non-assignable, irrevocable and non-sublicenseable right and license for Quanta Associates, L.P. and its Affiliates to exploit in any manner whatsoever the Patent Rights (which right shall include the rights to make and have made for it, use, sell and import goods and services embodying the inventions encompassed by one or more claims of the Patent Rights) anywhere worldwide other than in the United States and its territories and possessions.

(d) The Purchaser, the Acquired Companies and the Subsidiaries shall have a limited, non-transferable and non-assignable (except in accordance with Section 11.06), non-sublicenseable, non-exclusive right to use all of the Acquired Companies’ and the Subsidiaries’ existing stocks of (i) signs and vehicles upon which the Retained Names appear as of the Closing Date for a period of two hundred seventy (270) days after the Closing Date and (ii) letterheads, invoice stock, advertisements and promotional materials, inventory and other documents and materials upon which the Retained Names appear as of the Closing Date for a period of ninety (90) days after the Closing Date (the items described in clauses (i) and (ii), the “Existing Stock”), after which dates Dycom and the Purchaser shall cause each Acquired Company and Subsidiary to remove, delete or obliterate all Retained Names from such Existing Stock or cease to use such Existing Stock, respectively; however, for the avoidance of any doubt, Purchaser, Acquired Companies and the Subsidiaries shall not have any right whatsoever to use any of the Retained Names in order to create any new materials. Notwithstanding the foregoing, Dycom and the Purchaser shall cause each Acquired Company and Subsidiary to remove, delete or obliterate all Retained Names from such Existing Stock or cease to use such Existing Stock, in each case, as soon as reasonably practicable after the Closing Date. The Purchaser shall, and shall cause the Acquired Companies and the Subsidiaries to, use the Existing Stock in substantially the same manner as with respect to which the Retained Names were used prior to the Closing and, in any event, agrees that (i) the nature and quality of all goods sold and services rendered by Purchaser and the Acquired Companies and Subsidiaries in connection with the Retained Names and all

Existing Stock shall be consistent in all material respects with the past practice of the Acquired Companies and the Subsidiaries and (ii) the Sellers shall be provided reasonable access, upon reasonable advance written notice, to confirm compliance with clause (i).

(e) Dycom and the Purchaser shall, as soon as reasonably practicable after the Closing Date, but in no event later than sixty (60) days thereafter, cause each Acquired Company and Subsidiary, as applicable, that has a corporate or limited liability company name that contains a Retained Name to file an amended certificate of incorporation or certificate of formation, as applicable, with the appropriate authorities changing its corporate or limited liability company name, respectively, to a corporate or limited liability company name that does not contain any Retained Names, and to supply any additional information and documentary materials that may be requested by the Sellers with respect to such filings.

(f) To the extent that any of the Acquired Companies and Subsidiaries have utilized any Shared Business Processes, Sellers agree that employees of the Acquired Companies and Subsidiaries shall have a right after the Closing to continue to use any information about the Shared Business Processes that is retained by them in their unaided memory (including general ideas, concepts, know-how or techniques contained therein).

SECTION 5.07 No Solicitation. (a) From the date of this Agreement until the third anniversary of the Closing Date, except as contemplated in connection with the Restructuring Transactions, each of the Sellers shall not, and shall cause their Affiliates not to, solicit for employment or hire any individuals (i) who are (at any time from the date of this Agreement until the third anniversary of the Closing Date) employees of any of the Acquired Companies or Subsidiaries who are or have been primarily engaged in the provision of telecommunications infrastructure services at the foreman or supervisor level or above or (ii) who are employees of the Purchaser or Dycom with whom the Sellers first came into contact in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby.

(b) Notwithstanding the foregoing, (i) the solicitation (as opposed to hire) restrictions in Section 5.07(a) shall not apply to any solicitation by way of general advertising, including general solicitations in any local, regional or national newspapers or other publications or circulars or on internet sites or any search firm engagement which is not directed or focused specifically on employees of the Acquired Companies, the Subsidiaries or their respective Affiliates and (ii) the restrictions in Section 5.07(a) shall not apply to the hiring of a person who has not been so employed for the past six months and who was not solicited by either of the Sellers (or their Affiliates) in violation of this Section 5.07 prior to termination of his or her employment.

(c) From the date of this Agreement until the third anniversary of the Closing Date, each of Dycom and the Purchaser shall not, and shall cause their Affiliates not to, solicit for employment or hire any individuals who are employees of any of the Sellers and their Affiliates (other than the Acquired Companies and the Subsidiaries) with whom Dycom or the Purchaser first came into contact in connection with the negotiation of this Agreement and the consummation of the transactions contemplated hereby; provided, however, that (i) the solicitation (as opposed to hire) restrictions in this Section 5.07(c) shall not apply to any solicitation by way of general advertising, including general solicitations in any local, regional or national newspapers or other publications or circulars or on internet sites or any search firm engagement which is not directed or focused specifically on employees of any of the Sellers and their Affiliates (other than the Acquired Companies and the Subsidiaries) and (ii) the restrictions in this Section 5.07(c) shall not apply to the hiring of a person who has not been so employed for the past six months and who was not solicited by any of Dycom, the Purchaser and their Affiliates in violation of this Section 5.07(c) prior to termination of his or her employment.

SECTION 5.08 Non Competition. (a) For a period of four years after the Closing, none of the Sellers or their Affiliates shall engage, directly or indirectly, in the Business or the Restricted Services or, without the prior written consent of the Purchaser, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other material assistance to or participate in any Person that engages in the Business or the Restricted Services; provided, however, that, for the purposes of this Section 5.08, ownership of securities having no more than five percent of the outstanding voting power of any such Person that is listed on any national securities exchange shall not be deemed to be in violation of this Section 5.08 as long as the Person owning such securities has no other material connection or relationship with such competitor; provided, further, that the Sellers and their Affiliates shall not be deemed to be in violation of this Section 5.08 as a result of (i) performing their obligations under this Agreement or the Ancillary Agreements, (ii) acquiring any Person or business that engages in the Business so long as (1) the Business contributed less than 25% or more of the average total annual revenue of such Person or business for the two fiscal years prior to the time of the acquisition and (2) the total annual revenue derived from the Business of all Persons or businesses acquired pursuant to the exception in this clause (ii) since the Closing Date remains less than $75 million, (iii) providing telecommunication infrastructure services pursuant to the contracts or agreements, in each case identified in Section 5.08(a) of the Disclosure Schedule until the expiration or termination of such contracts or agreement in accordance with its existing terms with respect to scope and territory (iv) any other services performed for any telecommunications customer(s) contributing revenues not in excess of $10 million in any fiscal year of Quanta, and (v) as contemplated by the Restructuring Transactions.

(b) The Sellers acknowledge that the covenants of the Sellers set forth in this Section 5.08 are an essential element of this Agreement and that, but for the agreement of the Sellers to comply with these covenants, the Purchaser would not have entered into this Agreement. The Sellers agree that the duration and scope of the non-competition provision set forth in this Section 5.08 are reasonable. In the event that any court determines that the duration or scope of the restrictions set forth in this Section 5.08, or both, is unreasonable and that such provision is to that extent unenforceable, the parties hereto agree that the provision shall remain in full force and effect for the greatest time period and in the greatest scope that would not render it unenforceable. The parties acknowledge and agree that because it would be impossible to measure the Purchaser’s economic losses resulting from a breach of this Section 5.08 and because such a breach would result in immediate and irreparable damage to the Purchaser, the Purchaser shall be entitled to enforce the provisions of this Section 5.08 by means of injunctions, restraining orders and other equitable Actions.

SECTION 5.09 Release of Indemnity Obligations. (a) From and after the Closing, each Seller, on behalf of itself and each of its Affiliates (excluding the Acquired

Companies and the Subsidiaries), hereby releases and forever discharges the Acquired Companies and the Subsidiaries, and each of their respective individual, joint or mutual, past and present officers, directors, employees, representatives and agents, successors and assigns, in their respective capacities as such (collectively, the “Acquired Company Releasees”), from any and all claims, demands, actions, obligations, contracts, agreements, debts and Liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at Law and in equity, which any of the Sellers or any of their respective Affiliates (other than the Acquired Companies and the Subsidiaries) now has, have ever had or may hereafter have against the respective Acquired Company Releasees arising prior to or contemporaneously with the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing, whether or not relating to claims pending on, or asserted after, the Closing. Notwithstanding the foregoing, nothing in this Section 5.09(a) shall in any way limit or otherwise restrict any rights the Sellers or any of their respective Affiliates may have against the Purchaser or Dycom or any of their respective Affiliates arising out of, relating to or in connection with this Agreement, the License Agreement or the Ancillary Agreements and the transactions contemplated hereby or thereby or those contracts or arrangements set forth in Section 5.10 of the Disclosure Schedule.

(b) From and after the Closing, each of the Acquired Companies and the Subsidiaries hereby releases and forever discharges the Sellers and their respective Affiliates, and each of their respective individual, joint or mutual, past and present officers, directors, employees, representatives and agents, successors and assigns in their respective capacities as such (collectively, the “Seller Releasees”) from any and all claims, demands, actions, obligations, contracts, agreements, debts and Liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at Law and in equity, which any such Acquired Companies or Subsidiaries now has, have ever had or may hereafter have against the respective Seller Releasees arising prior to or contemporaneously with the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing, whether or not relating to claims pending on, or asserted after, the Closing. Notwithstanding the foregoing, nothing in this Section 5.09(b) shall in any way limit or otherwise restrict any rights the Purchaser or any of its Affiliates may have against the Sellers or their Affiliates arising out of, relating to or in connection with this Agreement, the License Agreement or the Ancillary Agreements and the transactions contemplated hereby or thereby or those contracts or arrangements set forth in Section 5.10 of the Disclosure Schedule.

SECTION 5.10 Intercompany Arrangements. At or prior to the Closing, the Sellers shall cause any contract or arrangement that is disclosed (or should have been disclosed) in Section 3.16(a)(viii) of the Disclosure Schedule, other than those contracts or arrangements set forth in Section 5.10 of the Disclosure Schedule, to be terminated or otherwise amended or modified to exclude any Acquired Companies and Subsidiaries as a party thereto, in each case to the extent that Dycom and the Purchaser have satisfied their obligations pursuant to Section 5.15 with respect to any such contracts, agreements or arrangements that constitute Credit Support Instruments.

SECTION 5.11 Transition Services. Following the Closing, the Sellers shall provide, or cause to be provided, to the Acquired Companies and Subsidiaries certain services that are currently provided by the Sellers and its Affiliates to their Business, all as more fully set forth in a transition services agreement substantially in the form attached hereto as Exhibit H (the “Transition Services Agreement”) to be entered into by the Sellers, Dycom and the Purchaser as of the Closing.

SECTION 5.12 Financial Statements. (a) The Sellers hereby consent to the inclusion or incorporation by reference of the Audited Financial Statements and Unaudited Financial Statements in any registration statement, offering memorandum, report or other filing of the Purchaser or any of its Affiliates as to which the Purchaser or any of its Affiliates reasonably determines that such financial statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Exchange Act or as otherwise necessary in connection with the Financing. The Sellers shall use reasonable efforts to cause their independent accountant to consent to the inclusion or incorporation by reference of its audit opinion with respect to any of the financial statements of the Acquired Companies in any such registration statement, offering memorandum, report or other filing of the Purchaser or its Affiliates, and the Sellers shall use their reasonable efforts to cause representation letters, in form and substance reasonably satisfactory to the Purchaser, to be executed and delivered by its independent accountants in connection with obtaining any such consent.

(b) The Sellers shall use reasonable efforts to cooperate with the Purchaser in connection with the preparation by the Purchaser of any pro forma financial statements of the Purchaser or any of its Affiliates that are derived in part from the financial statements of the Acquired Companies that the Purchaser or its Affiliates reasonably determines are required to be included or incorporated by reference in any registration statement, report or other filing of the Purchaser or its Affiliates to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Exchange Act or as otherwise reasonably necessary in connection with the Financing.

(c) To the extent not previously paid or reimbursed pursuant to the terms of the Letter of Intent, Dycom shall promptly pay or reimburse the Sellers, as Quanta may direct, for (i) all fees, disbursements, costs and expenses incurred by the Sellers’ third party accountants in connection with the Unaudited Financial Statements and Audited Financial Statements (including, without limitation, auditor comfort letters and consents) in an amount not to exceed $1,000,000 and (ii) specific incentive compensation amounts set forth on Section 5.12(c) of the Disclosure Schedule paid to certain personnel of the Acquired Companies for the purpose of completing the Unaudited Financial Statements and Audited Financial Statements and other matters related to the transactions contemplated hereby in an amount not to exceed $200,000.

SECTION 5.13 Financing. Prior to the Closing, the Sellers shall provide, and shall use reasonable efforts to cause their respective representatives and advisors, including legal, tax, regulatory and accounting advisors, to provide, customary cooperation in connection with the arrangement of the Financing (provided that, for purposes of this Section 5.13, the Financing shall include, and the obligations under this Section 5.13 shall also be applicable with respect to, required SEC reporting obligations of Purchaser subsequent to the Closing, and any offering of “high yield” debt financing consummated, in each case within six months of the Closing Date), as may be reasonably requested by the Purchaser, including: (i) causing the Acquired Companies and Subsidiaries to execute and deliver customary guarantee, pledge and security documents or other definitive financing documents or other certificates, legal opinions and documents as may be reasonably requested by the Purchaser, provided, however, that no obligation of any of the Acquired Companies or Subsidiaries, under any such document or agreement, as applicable, is effective until the Closing; (ii) furnishing the Purchaser and its financing sources with the most recent combined financial statements, financial data and other information of the Acquired Companies reasonably requested by the Purchaser or its financing sources in connection with the Financing; (iii) assisting any financing sources in the preparation of (A) one or more customary offering documents in connection with the Financing in form and substance that is customary for registration statements filed with the SEC and (B) customary materials with respect to the Acquired Companies for inclusion in rating agency presentations; (iv) using reasonable efforts to obtain accountants’ comfort letters as reasonably requested by the Purchaser; (v) taking such corporate actions (subject to the occurrence of Closing) reasonably required to permit the consummation of the Financing; (vi) cooperating reasonably with the financing sources’ due diligence of the Acquired Companies and their Business and (vii) taking other actions reasonably requested by the Purchaser and/or its financing sources in connection with the Financing; provided, however, that, notwithstanding anything in this Agreement to the contrary, (x) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Sellers, the Acquired Companies or the Subsidiaries and (y) none of the Sellers at any time or the Acquired Companies or the Subsidiaries prior to the Closing shall be required to (1) pay any commitment or other fee, (2) incur any liability or obligation under any indenture, loan agreement or any related document or any other agreement or document related to the Financing or (3) incur any other liability or obligation in connection with the Financing. Any information provided by the parties hereto in connection with the Financing shall be prepared in good faith and shall be free of any material misstatements or omissions. The Purchaser and Dycom shall promptly upon request by the Sellers, reimburse the Sellers for all reasonable and documented out-of-pocket costs incurred by the Sellers in connection with cooperation provided for in this Section 5.13 and execute, deliver and provide such documentation as the Sellers may reasonably request in connection with therewith.

SECTION 5.14 Vehicle Leases. Each of the Sellers, on the one hand, and Dycom and the Purchaser, on the other hand, shall cause, at the Closing, (a) each Leased Vehicle to be sold by the respective lessor of such Leased Vehicle to the Purchaser or one of the Acquired Companies or Subsidiaries for the applicable Buy-Out Amount and (b) upon such sale, such lessor to release the Sellers and their Affiliates, in form and substance reasonably satisfactory to the Sellers, from all obligations with respect to the Leased Vehicles. Section 5.14 of the Disclosure Schedule sets forth, to the Sellers’ Knowledge, the respective lessor’s estimated Buy-Out Amount for each Leased Vehicle as of a date on or about the applicable dates set forth in Section 5.14 of the Disclosure Schedule, subject to adjustments in connection with, among other things, final vehicle mileage determinations, applicable taxes and additional lease payments. All costs and expenses incurred in connection with the actions described in this Section 5.14 (including payment of the Buy-Out Amount) shall be borne by Dycom and the Purchaser.

SECTION 5.15 Release from Credit Support Instruments. (a) At or prior to the Closing, the Purchaser and Dycom shall use reasonable efforts to secure the unconditional release, as of the Closing Date, of the Sellers and their respective Affiliates from the credit support instruments set forth in Section 5.15(a) of the Disclosure Schedule (the “Credit Support

Instruments”), including effecting such release by providing guarantees or other credit support, and the Purchaser and Dycom shall use reasonable efforts to be substituted in all respects for each Seller and each Affiliate of any Seller that is party to the Credit Support Instrument, so that Dycom and the Purchaser (or an Affiliate of the Purchaser) or a surety for the benefit of Dycom and the Purchaser shall be solely responsible for the obligations of such Credit Support Instrument; provided, however, that in no event shall reasonable efforts require the Purchaser or its Affiliates to agree (a) to make any payment (other than in respect of replacement surety bonds obtained on behalf of Dycom and its Affiliates or other credit support required in connection with surety bonds of Dycom and its Affiliates, including the Acquired Companies and Subsidiaries at and after the Closing) to obtain such release (other than ordinary processing or administrative fees), (b) to change the terms of any Material Contract to which such credit support applies in any manner that is materially adverse to the Purchaser or any of its Affiliates (including the Acquired Companies) or (c) to any material restriction in the operations of their respective businesses (including the Business) except for covenants and restrictions that are customary in connection with such Credit Support Instruments or such other credit support documentation contemplated by this Section 5.15. To the extent the Purchaser is unable to obtain such release for any Credit Support Instrument prior to the Closing, (i) Dycom and the Purchaser shall jointly and severally indemnify and hold harmless the Sellers and their respective Affiliates for any and all Losses arising from or relating to the Credit Support Instruments (it being understood that such obligation shall not impair any rights of the Purchaser Indemnified Parties to indemnification under Article IX in respect of any such Losses) and (ii) the Purchaser and Dycom shall continue to use reasonable efforts to secure the unconditional release of the Sellers and their respective Affiliates from the Credit Support Instruments as promptly as reasonably practicable. To the Sellers’ Knowledge, there is no fact or circumstance that would reasonably be expected to give rise to an obligation by any Person who will provide a Credit Support Instrument to perform with respect to such Credit Support Instrument or that would require Quanta or an Affiliate to indemnify such person with respect to any such Credit Support Instrument, other than joint and several obligations for expenses and obligations in the ordinary course of business pursuant to such Credit Support Instruments. Following the Closing, Quanta shall pay to Dycom any premium refund, rebate, credit or similar payment received by Quanta or its Affiliates as a direct result of obtaining the releases of the surety bonds included in the Credit Support Instruments contemplated by this Section 5.15(a).

(b) At or prior to the Closing, the Sellers shall use reasonable efforts to secure the unconditional release, as of the Closing Date, of the Acquired Companies and Subsidiaries from the credit support instruments set forth in Section 5.15(b) of the Disclosure Schedule (the “Other Credit Support Instruments”), so that the Sellers (or one or more Affiliates of the Sellers other than the Acquired Companies and Subsidiaries) shall be solely responsible for the obligations of such Other Credit Support Instrument. To the extent the Sellers are unable to obtain such release for any such Other Credit Support Instrument prior to the Closing, (i) the Sellers shall jointly and severally indemnify and hold harmless Dycom, the Purchaser, the Acquired Companies and their Affiliates for any and all Losses arising from or relating to such Other Credit Support Instrument (it being understood that such obligation shall not impair any rights of the Seller Indemnified Parties to indemnification under Article IX in respect of any such Losses) and (ii) the Sellers shall continue to use reasonable efforts to secure the unconditional release of the Acquired Companies and Subsidiaries from such Other Credit Support Instrument as promptly as reasonably practicable.

SECTION 5.16 Retained Insurance Claims. Quanta shall remain liable for, and continue to manage and pay out in the ordinary course of business consistent with past practice, the Retained Insurance Claims.

SECTION 5.17 Disclosure Schedule. Inclusion of any item in the Disclosure Schedule: (i) does not represent a determination by the Sellers that such item is material, nor shall it be deemed to establish a standard of materiality now or in the future (it being the intent that the Sellers shall not be penalized for having disclosed more than may be required by the applicable provision of this Agreement), (ii) does not represent a determination by the Sellers that such item did not arise in the ordinary course of business and (iii) shall not constitute, or be deemed to be, an admission of liability concerning such item by the Sellers. In addition to their obligations under Section 5.05, from time to time prior to the Closing, the Sellers shall have the right (but not the obligation) to supplement or amend those portions of the Disclosure Schedule that modify the representations and warranties contained in Article III other than the Seller Fundamental Representations with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a “Schedule Supplement”), and each such Schedule Supplement shall be deemed to be incorporated into and to supplement and amend the Disclosure Schedule as of the Closing Date; provided, however, that in the event that such event, development or occurrence which is the subject of the Schedule Supplement constitutes or relates to something that would give rise to a right by the Purchaser to terminate this Agreement under Section 10.01(a) and the Purchaser has the right to, but does not elect to terminate this Agreement within five Business Days of its receipt of such Schedule Supplement, then the Purchaser shall be deemed to have irrevocably waived such right to terminate this Agreement and any condition to Closing set forth in Section 8.02 with respect to the specific matters set forth in such Schedule Supplement; provided, further, that any Schedule Supplement provided pursuant to this Section 5.17 shall be disregarded for purposes of determining whether there has been a breach of any representation or warranty and any indemnification obligations based on such breach of the Sellers pursuant to Article IX.

SECTION 5.18 Further Action. (a) Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and the Ancillary Agreements to which it is a party and consummate and make effective the transactions contemplated hereby and thereby, including taking such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VIII.

(b) Notwithstanding the provisions of Section 2.01, the Sellers acknowledge and agree that certain assets that constitute Purchased Assets may not have been transferred to the Purchaser pursuant to this Agreement. If, following the Closing, the Sellers, Dycom or the Purchaser determines, acting reasonably and in good faith, that any Purchased Assets were not so transferred, the parties agree to cooperate to transfer such Purchased Assets to the Purchaser without the payment of any further consideration.

(c) Dycom and the Purchaser acknowledge and agree that certain amounts may be received by the Acquired Companies or Subsidiaries following the Closing in respect of the CVIN Claim. From and after the Closing, if the Acquired Companies or Subsidiaries receives or collects any funds relating to the CVIN Claim, Dycom shall cause such Acquired Company or Subsidiary to remit such funds to Quanta within five Business Days after the receipt thereof; provided that the foregoing shall not apply to any funds relating to Receivables reflected in Net Working Capital on the Closing Statement.

(d) Quanta will use reasonable efforts to cooperate with Dycom and the Purchaser in obtaining executed Employment Documents prior to the Closing from those individuals listed in Section 5.18(d) of the Disclosure Schedule.

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01 Benefits. (a) Except as provided below, as of the Closing Date, each then-current employee of the Acquired Companies and the Subsidiaries (a “Transferred Employee”) shall cease to be covered by the Plans and shall be covered by the employee benefit plans of Purchaser. The Transferred Employees shall remain covered under the Plans listed in Section 6.01(a) of the Disclosure Schedule in effect prior to the Closing (the “Specified Welfare Plans”) until the last day of the month in which the Closing occurs, after which the Transferred Employees shall be covered by the corresponding plans of Purchaser (if Purchaser has corresponding plans). Within 20 days following the last day of the month in which Closing occurs, Purchaser shall make a cash payment to the Sellers equal to the employee-paid portion of premiums or contributions for the Specified Welfare Plans collected by Purchaser. The medical, dental and health plans of the Purchaser applicable to each Transferred Employee (i) shall not contain any exclusions for pre-existing conditions (other than conditions which barred coverage under the corresponding Plans), (ii) shall cover as of the first day of the month following the month in which Closing occurs each Transferred Employee who was covered by a comparable Plan immediately prior to the date of the Closing and (iii) shall credit each Transferred Employee for the plan year of the Sellers in which the date of the Closing occurs with all deductibles and co-payments applicable to the portion of such plan year occurring prior to the date of the Closing. In addition, the Purchaser shall grant each Transferred Employee full credit for all periods of employment with the Sellers, the Acquired Companies and the Subsidiaries for eligibility, vesting and accrual purposes under the employee benefit plans of the Purchaser applicable to such Transferred Employee (except that this sentence shall not obligate the Purchaser to grant benefit accrual service under any defined benefit pension plan for any period of employment occurring prior to the date of the Closing); provided, however, that such crediting of service shall not operate to duplicate any benefit to any such employee or the funding for any such benefit.

(b) Dycom will accept, maintain and pay out in cash, in the ordinary course consistent with past practice and in accordance with the terms of the relevant Plan, the 2012 incentive bonus plans that Quanta and the Acquired Companies and Subsidiaries have in place with respect to the applicable participants at the Acquired Companies and Subsidiaries for the year ending December 31, 2012. The estimated amounts payable in respect of such Plans have been reflected in the Unaudited Financial Statements and approximately 11/12ths of the aggregate amount estimated to be paid for the year ended December 31, 2012 has been accrued as a Current Liability of the Acquired Companies and the Subsidiaries.

ARTICLE VII

TAX MATTERS

SECTION 7.01 Indemnity. (a) The Sellers agree to indemnify and hold harmless the Purchaser, and each Acquired Company and Subsidiary against Excluded Taxes, except to the extent that such Excluded Taxes were included in the determination of Net Working Capital and, except as otherwise provided in this Article VII, against any loss, damage, liability or expense, including reasonable fees for attorneys and other outside consultants incurred in contesting or otherwise in connection with any such Taxes.

(b) Sellers and Purchaser agree to cause each Acquired Company and Subsidiary to close its books or terminate its taxable period as of the end of the Closing Date where such action is permitted under applicable Law solely as a result of the sale of the Shares and Purchased Assets under this Agreement. In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the date of the Closing shall be:

(i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) (other than conveyances pursuant to this Agreement, as provided under Section 7.07), deemed equal to the amount which would be payable if the taxable year ended on the date of the Closing; and

(ii) in the case of Taxes imposed on a periodic basis with respect to the assets of any Acquired Company or Subsidiary or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the date of the Closing and the denominator of which is the number of calendar days in the entire Straddle Period. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this paragraph (b) taking into account the type of the Tax to which the refund relates. In the case of any Tax based upon or measured by capital (including net worth or long term debt) or intangibles, any amount thereof required to be allocated under this Section 7.01(b) shall be computed by reference to the level of such items on the date of the Closing. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Acquired Companies and the Subsidiaries.

(iii) Notwithstanding anything to the contrary herein, the amount of any expenses or costs (including any compensation or bonuses) incurred by the Acquired Companies and the Subsidiaries in connection with the consummation of the transactions contemplated under this Agreement, in each case to the extent deductible by the Acquired Companies or the Subsidiaries in a taxable period ending on the Closing Date under applicable Law, that are (i) paid by the Acquired Companies or Subsidiaries on or prior to the Closing Date, (ii) paid by Sellers (whether before or after the Closing) or (iii) taken into account in determination of the amount of the Purchase Price (which Purchase Price would have been higher if it were not taken into account) shall be taken as a deduction on the Tax Returns of the Acquired Companies and Subsidiaries that are filed for the taxable period ending on the Closing Date and, in the case of any Tax Returns filed for a Straddle Period, such deductions shall be allocated to the pre-Closing portion of the Straddle Period to the extent not prohibited by Law. For this purpose, the safe harbor of Revenue Procedure 2011-29, 2011-18 IRB 746 shall be applied in determining the deductible amount of “success-based fees.”

(c) Notwithstanding anything to the contrary contained in this Agreement, (i) Sellers shall not be liable for any claim for indemnification for Non-Income Taxes pursuant to Section 7.01(a), unless and until the aggregate amount of Non-Income Taxes which may be recovered from the Sellers equals or exceeds $100,000 whereupon Purchaser, the Acquired Companies and Subsidiaries shall be entitled to indemnification only to the extent of the amount, if any, that exceeds $100,000, (ii) Sellers shall not be liable for any claim for indemnification for Taxes attributable to actions taken by, or at the direction of, Dycom, the Purchaser or any of their Affiliates that are effective on the Closing Date and not contemplated by this Agreement and (iii) the maximum amount of Non-Income Taxes which may be recovered from Sellers under this Section 7.01 shall be an amount equal to the Purchase Price.

SECTION 7.02 Returns and Payments. (a) After the Closing, the Sellers, at their sole expense, shall prepare and file or otherwise furnish in proper form to the appropriate Governmental Authority (or cause to be prepared and filed or so furnished) in a timely manner all Income Tax Returns relating to the Acquired Companies and the Subsidiaries for any taxable period ending on the Closing Date. Except as otherwise required by applicable Law, or to the extent the Acquired Companies determine that a Tax Return cannot be so prepared and filed without being subject to penalties, such Income Tax Returns of the Acquired Companies and the Subsidiaries shall be prepared in a manner consistent with past practices employed with respect to the Sellers, the Acquired Companies and the Subsidiaries. With respect to such Income Tax Return that is a Stand-Alone Return and the portion of any such Income Tax Return that is not a Stand-Alone Return that pertains to the Acquired Companies and the Subsidiaries, Sellers shall provide Purchaser and its authorized representatives with a copy of such completed Tax Return (or portion thereof, in the case of a Tax Return that is not a Stand-Alone Return), together with appropriate supporting information and schedules at least 20 Business Days prior to the due date (including any extension thereof) for the filing of such Tax Return, and Purchaser and its authorized representatives shall have the right to review and comment on such Tax Return prior to the filing of such Tax Return. The Sellers shall take into account the comments of the Purchaser in good faith.

(b) Except as otherwise provided in Section 7.02(a), Purchaser, at its sole expense, shall prepare and file or otherwise furnish in proper form to the appropriate Governmental Authority (or cause to be prepared and filed or so furnished) in a timely manner all other Tax Returns relating to the Acquired Companies and the Subsidiaries for any Pre-Closing Period or any Straddle Period that are required to be filed after the Closing Date. Except as otherwise required by applicable Law or to the extent the Acquired Companies determine that a Tax Return cannot be so prepared and filed without being subject to penalties, such Tax Returns of the Acquired Companies and the Subsidiaries shall be prepared in a manner consistent with past practices employed with respect to the Acquired Companies and the Subsidiaries. Purchaser shall provide Sellers and their authorized representatives with a copy of such completed Tax Returns that are Income Tax Returns and, if applicable, a statement certifying the amount of Tax shown on such Income Tax Return that is allocable to Sellers pursuant to Section 7.01, together with appropriate supporting information and schedules at least 20 Business Days prior to the due date (including any extension thereof) for the filing of such Income Tax Return, and Sellers and their authorized representatives shall have the right to review and comment on such Income Tax Return and statement prior to the filing of such Income Tax Return. The Purchaser shall take into account the comments of the Sellers in good faith. With respect to any Non-Income Tax Returns prepared by Purchaser, Purchaser shall provide Sellers and their authorized representatives with a copy of such Non-Income Tax Returns if such Non-Income Tax Returns show a Tax due and owing allocable to Seller under Section 7.01 (along with a statement certifying the amount of Tax shown on such Non-Income Tax Return that is allocable to Sellers pursuant to Section 7.01), together with appropriate supporting information and schedules at least 20 Business Days, if practical, prior to the due date (including any extension thereof) for the filing of such Tax Return, and, in no event, later than 10 days after such Tax Return has been filed.

(c) The Sellers shall pay, or cause to be paid, all unpaid Taxes shown due and payable on any Tax Returns prepared and filed by Sellers pursuant to Section 7.02(a) with respect to the Acquired Companies and the Subsidiaries, except to the extent that such unpaid Taxes were included in the determination of Net Working Capital. Purchaser shall pay, or cause to be paid, all unpaid Taxes shown due and payable on Tax Returns prepared and filed by Purchaser pursuant to Section 7.02(b) with respect to the Acquired Companies and the Subsidiaries (subject to its right of indemnification from the Sellers under Section 7.01 by the date set forth in Section 7.05 for Taxes for a Pre-Closing Period or attributable to the pre-Closing portion of any Straddle Period pursuant to Sections 7.01(a) and 7.01(b), provided that the limitations of Section 7.01(c) shall not apply).

SECTION 7.03 Refunds. Any Tax refund or overpayment that is applied as a credit (including any interest with respect thereto) relating to any Acquired Company or Subsidiary for any Pre-Closing Period or the pre-Closing portion of a Straddle Period shall be the property of the Sellers, and if received by, or credited to, the Purchaser, an Affiliate of the Purchaser, any Acquired Company or Subsidiary shall be paid over promptly to the Sellers. Notwithstanding the foregoing, (a) any Tax refund (or equivalent benefit to the Sellers through a reduction in Tax liability) for any Pre-Closing Period arising out of the carryback of a loss or credit incurred by any Acquired Company or Subsidiary in any Post-Closing Period, which under applicable Law is required to be carried back to a Pre-Closing Period, shall be the property of the Purchaser and, if received by the Sellers or an Affiliate of the Sellers, shall be paid over promptly to the Purchaser; (b) if a Governmental Authority subsequently disallows any refund with respect to which the Sellers has received a payment pursuant to this Section 7.03, the Sellers shall promptly pay (or cause to be paid) to the Purchaser the amount of such refund to the extent disallowed (including any interest with respect thereto) and (c) if a Governmental Authority subsequently disallows any refund with respect to which the Purchaser has received a payment pursuant to this Section 7.03(a) by reason of an adjustment to the carryback loss or credit, then Purchaser shall promptly pay (or cause to be paid) to the Sellers the amount of such refund to the extent such Governmental Authority requires the Sellers to pay the amount disallowed (including any interest with respect thereto). Unless otherwise required under applicable Law, Purchaser shall, and shall cause the Acquired Companies and Subsidiaries, not to carry back any loss or credit incurred by any Acquired Company or Subsidiary in any Post-Closing Period to a Pre-Closing Period.

SECTION 7.04 Contests. (a) After the Closing, the Purchaser shall promptly notify the Sellers in writing of any written notice of the commencement of any Action or proposed assessment or Claim made against, or with respect to, the Purchaser or any of the Acquired Companies or Subsidiaries which (i) relates to a Pre-Closing Period or a Straddle Period of any Acquired Company or Subsidiary or (ii) if determined adversely to the taxpayer, could be grounds for indemnification under this Article VII (a “Tax Action”); provided, however, that the failure to give such notice will not affect the Purchaser’s right to indemnification under this Article VII except to the extent, if any, that, but for such failure, the Sellers could have avoided all or a portion of the Tax liability in question.

(b) In the case of a Tax Action (other than a Tax Action that relates to a Straddle Period), provided that, and only to the extent that, the Sellers acknowledge in writing their liability under this Agreement to hold the Purchaser, the Acquired Companies and the Subsidiaries harmless against the amount of any adjustment which may be made as a result of such audit or proceeding that relates to Pre-Closing Periods to the extent so provided under Section 7.01, the Sellers shall have the right, at their expense, to control the conduct of the Tax Action, provided that the Sellers shall keep the Purchaser informed as to the progress of the Tax Action in a timely manner. The Purchaser may also, at its expense, participate in, but not control, any such Tax Action to the extent that it is related to a Stand-Alone Return or a Non-Income Tax Return and, if the Sellers do not assume the defense of a Tax Action, the Purchaser may defend the same in such manner as it may deem appropriate. In the case of a Tax Action that relates to a Straddle Period, the Purchaser shall have the right, at its expense, to control the Tax Action; the Sellers may also, at their expense, participate in, but not control, any such Tax Action and, if the Purchaser does not assume the defense of any such Tax Action, the Sellers may defend the same in such manner as they may deem appropriate.

(c) In the event that there is a Tax Action that involves (i) the commencement of a tax examination or audit of one or more Pre-Closing Periods and either a Straddle Period and/or one or more Post-Closing Periods and (ii) the same type of Non-Income Tax (or Income Tax, if no Section 338(h)(10) Election was allowed by the relevant Governmental Authority or a Governmental Authority is challenging a Section 338(h)(10) Election) is at issue with respect to all such periods, then, the Sellers and the Purchaser may participate in the audit or examination and the audit or examination shall be jointly controlled by Sellers and Purchaser with respect to the Non-Income Tax (or Income Tax) at issue, provided, however, that at the point that it can be reasonably determined which party would have the burden of the greater portion of the sum of any proposed adjustments and any corresponding adjustments for such periods, then that party shall control the audit and examination

(d) Notwithstanding anything to the contrary in this Section 7.04, with respect to any taxable period that begins before the Closing Date, neither the Purchaser nor the Sellers shall enter into any compromise or agree to settle any Tax Action which would adversely affect the other party for such taxable period or a subsequent taxable period without the written consent of the other party, which consent may not be unreasonably withheld, conditioned or delayed. The Purchaser and the Sellers agree to cooperate, and the Purchaser agrees to cause the Acquired Companies and the Subsidiaries to cooperate, in the defense against or compromise of any Tax Action.

SECTION 7.05 Time of Payment. Payment by the Sellers of any amounts due under this Article VII in respect of Taxes shall be made (a) at least three Business Days before the due date of the applicable estimated or final Tax Return required to be filed by the Purchaser for which the Sellers are responsible under Sections 7.01(a) and 7.01(b) without regard to whether the Tax Return shows overall net income or loss for such period or (b) within ten Business Days following an agreement between the Sellers and the Purchaser that an indemnity amount is payable, a non-appealable final assessment of a Tax by a Governmental Authority, or a “determination” as defined in Section 1313(a) of the Code. If liability under this Article VII is in respect of costs or expenses other than Taxes, payment by the Sellers of any amounts due under this Article VII shall be made within ten Business Days after the date when the Sellers have been notified by the Purchaser that the Sellers have a liability for a determinable amount under this Article VII and are provided with calculations or other materials supporting such liability.

SECTION 7.06 Tax Cooperation and Exchange of Information. The Sellers and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and the Purchaser shall cause the Acquired Companies and the Subsidiaries to provide such cooperation and information) in (a) filing any Tax Return, amended Tax Return or claim for refund, (b) determining a liability for Taxes or a right to a refund of Taxes, or (c) participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof to the extent related to the Acquired Companies and the Subsidiaries, together with related work papers and documents relating to rulings or other determinations by Governmental Authorities. The Sellers and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 7.06. Notwithstanding anything to the contrary in Section 5.02, each of the Sellers and the Purchaser shall retain all Tax Returns, work papers and all material records or other documents in its possession (or in the possession of its Affiliates) relating to Tax matters of the Acquired Companies or any Subsidiary for any taxable period that includes the Closing Date and for all prior taxable periods until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions and (ii) six years following the due date (without extension) for such Tax Returns. After such time, before the Sellers or the Purchaser shall dispose of any such documents in its possession (or in the possession of its Affiliates), the other party shall be given an opportunity, after 90 days prior written notice, to remove and retain all or any part of such documents that relate solely to the Acquired Companies and the Subsidiaries as such other party may select (at such other party’s expense). Any information obtained under this Section 7.06 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or handling a Tax Action.

SECTION 7.07 Conveyance Taxes. Any Conveyance Taxes imposed in connection with the transactions contemplated by this Agreement shall be paid one-half by Sellers and one-half by Purchaser. The Sellers, after the review and consent by the Purchaser, shall file such applications and documents as shall permit any such Conveyance Taxes to be assessed and paid on or prior to the Closing in accordance with any available pre-sale filing procedure. The Purchaser shall execute and deliver all instruments and certificates necessary to enable the Sellers to comply with the foregoing. The Purchaser shall complete and execute a resale or other exemption certificate with respect to the inventory items sold hereunder, and shall provide the Seller with an executed copy thereof.

SECTION 7.08 Section 338(h)(10) Election. (a) Where permitted under applicable Law, Purchaser and Sellers agree to make a joint election under Sections 338(g) and 338(h)(10) of the Code with respect to the sale of the Shares under this Agreement for each Acquired Company and each of its Subsidiaries (together, the “Section 338(h)(10) Elections”). The Purchaser and the Sellers shall cooperate to identify the states and localities for which a Section 338(h)(10) Election would be made. At the Closing or, if the Purchaser and the Sellers identify a state or locality for which a Section 338(h)(10) Election would be made after the Closing, promptly after such identification, the Sellers shall deliver to the Purchaser an Internal Revenue Service Form 8023, Elections Under Section 338 for Corporations Making Qualified Stock Purchases, and any corresponding forms under comparable provisions of applicable state or local Law with respect to the Section 338(h)(10) Elections duly executed by Sellers. As requested from time to time by Sellers or Purchaser (whether before, at, or after the Closing), the Sellers and the Purchaser shall assist each other in, and shall provide the necessary information to each other, in connection with the preparation of any other forms and documentation required to effect valid and timely Section 338(h)(10) Elections. The Purchaser shall be responsible for the timely filing of the Section 338(h)(10) Elections with the appropriate Governmental Authorities and shall provide the Sellers with a copy of the Section 338(h)(10) Election forms as filed within five Business Days after filing. The Purchaser and the Sellers shall take all reasonably necessary steps and cooperate in good faith, including the exchange of information, to effect and preserve valid and timely Section 338(h)(10) Elections. Unless required by applicable Law, (1) each of the parties shall, and shall cause each of their respective Affiliates to, report, act and file all Tax Returns in a manner consistent with the Section 338(h)(10) Elections, and (2) no party shall take, or shall cause any of its Affiliates to take, any position that is inconsistent with the Section 338(h)(10) Elections.

(b) The Purchase Price shall be allocated among the Acquired Companies, and among the assets of the Acquired Companies, as of the Closing in determining “aggregate deemed sales price” and “adjusted gross-up basis” (as defined in the Code and Regulations) that results from the Section 338(h)(10) Elections in the manner described in this Section 7.08(b) (“Purchase Price Allocation”). Within 45 Business Days after the Closing, the Purchaser shall provide the Sellers with a proposed Purchase Price Allocation for the Sellers’ review and comment. If the Sellers do not provide any comments to the Purchaser in writing within 10 Business Days following delivery by the Purchaser of the proposed Purchase Price Allocation, then the Purchase Price Allocation proposed by the Purchaser shall be deemed to be final and binding absent manifest error. If, however, the Sellers submit comments to the Purchaser within such 10 Business Day period, the Purchaser and the Sellers shall negotiate in good faith to resolve any differences within 20 Business Days. The Sellers and the Purchaser agree that, unless otherwise required by Law, the purchase and sale of the Acquired Companies will be reported for all Tax purposes in a manner that is consistent with the Purchase Price Allocation as finally agreed by the parties hereto, and that none of them (nor any of their respective Affiliates) will take any position inconsistent therewith on any Tax Return or otherwise. If the Sellers and the Purchaser are unable to reach agreement on the Purchase Price Allocation within such 20 Business Day period, then each of the Sellers and the Purchaser shall be responsible for determining its own Purchase Price Allocation for use on its Tax Returns in accordance with applicable Law.

SECTION 7.09 Miscellaneous. (a) The Sellers and the Purchaser agree to treat all payments made by either of them to or for the benefit of the other (including any payments to any Acquired Company or Subsidiary) under this Article VII, under other indemnity provisions of this Agreement and for any misrepresentations or breaches of warranties or covenants as adjustments to the Purchase Price or as capital contributions for Tax purposes and that such treatment shall govern for purposes hereof except to the extent that the Laws of a particular jurisdiction provide otherwise, in which case such payments shall be made in an amount sufficient to indemnify the relevant party on an after-Tax basis.

(b) All payments payable under any tax sharing agreement or arrangement between the Sellers and any Acquired Company or Subsidiary for any taxable period ending on or prior to the date of the Closing shall be calculated on a basis consistent with past practice and shall be payable in full prior to the Closing. Any such tax sharing agreement or arrangement between the Sellers and any Acquired Company or Subsidiary shall be terminated prior to the Closing.

(c) Notwithstanding any provisions in this Agreement to the contrary, the obligations of the Sellers to indemnify and hold harmless the Purchaser, the Acquired Companies and the Subsidiaries pursuant to this Article VII, and the representations and warranties dealing with Tax matters, including those contained in Section 3.24, shall terminate at the close of business on the 60th day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question (giving effect to any waiver, mitigation or extension thereof).

(d) Except as otherwise required by applicable Law and except for changes to comply with or adopt the provisions in the temporary regulations described in Revenue Procedure 2012-19, 2012-14 IRB 689 and Revenue Procedure 2012-20, 2012-14 IRB 700, from and after the date of this Agreement, the Sellers shall not, without the prior written consent of the Purchaser, make, or cause or permit to be made, any Tax election that would have an adverse effect on any Acquired Company or Subsidiary for any taxable period ending after the Closing Date.

(e) Except as otherwise required under applicable Law, or in settlement of a Tax audit or similar proceeding initiated by a Governmental Authority, none of Dycom, the Purchaser, their Affiliates, the Acquired Companies and Subsidiaries shall amend any Tax Return of the Acquired Companies or Subsidiaries with respect to a Pre-Closing Period or Straddle Period.

(f) Notwithstanding anything to the contrary in this Agreement, the rights and obligations of the parties with respect to indemnification for any and all Tax matters shall be governed solely by this Article VII and Section 9.02(c).

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01 Conditions to Obligations of the Sellers. The obligations of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Dycom and the Purchaser contained in this Agreement shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing (except that those representations and warranties that by their terms are qualified by materiality shall be true and correct in all respects and except to the extent such representations and warranties are expressly made as of another date, in which case, as of such other date) and (ii) the covenants and agreements contained in this Agreement to be complied with by Dycom or the Purchaser on or before the Closing shall have been complied with in all material respects;

(b) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Shares contemplated by this Agreement shall have expired or shall have been terminated;

(c) No Proceeding or Litigation. No Action shall have been commenced by any Governmental Authority against either of the Sellers, Dycom or the Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of the Sellers (upon the advice of counsel), is expected to render it impossible or unlawful to consummate such transactions;

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that prohibits or makes illegal the purchase of the Shares contemplated by this Agreement;

(e) Credit Support Instruments. Quanta and each of its Affiliates (including the Acquired Companies and Subsidiaries), as applicable, shall have been released from and removed as parties to each of the Credit Support Instruments set forth in Section 8.01(e) of the Disclosure Schedule, in each case to the reasonable satisfaction of Quanta; and

(f) License Agreement. The Sellers shall have received the License Agreement, duly executed by CertusView Solutions, LLC.

SECTION 8.02 Conditions to Obligations of Dycom and the Purchaser. The obligations of Dycom and the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Sellers contained in this Agreement shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing Date (except that those representations and warranties that by their terms are qualified by materiality or Material Adverse Effect shall be true and correct in all respects and except to the extent such representations and warranties are expressly made as of another date, in which case, as of such other date), and (ii) the covenants and agreements contained in this Agreement to be complied with by the Sellers on or before the Closing shall have been complied with in all material respects;

(b) HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the purchase of the Shares contemplated by this Agreement shall have expired or shall have been terminated;

(c) No Proceeding or Litigation. No Action shall have been commenced by any Governmental Authority against either of the Sellers, Dycom or the Purchaser, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which, in the reasonable, good faith determination of Dycom and the Purchaser (upon the advice of counsel), is expected to render it impossible or unlawful to consummate such transactions;

(d) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that prohibits or makes illegal the purchase of the Shares contemplated by this Agreement;

(e) Consents and Approvals. The Purchaser and the Seller shall have received, each in form and substance reasonably satisfactory to the Purchaser, all third party consents set forth on Section 8.02(e) of the Disclosure Schedule;

(f) No Material Adverse Effect. No event or events shall have occurred which, individually or in the aggregate, have had a Material Adverse Effect; and

(g) Assignment Agreement. The Purchaser shall have received the Assignment Agreement, duly executed by Quanta Associates, L.P.

(h) Credit Support Instruments. The Acquired Companies and Subsidiaries, as applicable, shall have been released from and removed as parties to each of the Other Credit Support Instruments set forth in Section 8.02(h) of the Disclosure Schedule, in each case to the reasonable satisfaction of Dycom.

ARTICLE IX

INDEMNIFICATION

SECTION 9.01 Survival of Representations and Warranties. (a) The representations and warranties of the Sellers contained in this Agreement shall survive the Closing until the date that is 21 months after the Closing Date; provided, however, that (i) the Seller Fundamental Representations shall survive indefinitely, (ii) the representations and warranties contained in Section 3.24 shall survive as provided in Section 7.09(c), (iii) the representations and warranties contained in Section 3.15 shall survive until the third anniversary of the Closing and (iv) the representations and warranties contained in Section 3.21(e) shall survive until the fifth anniversary of the Closing. Neither the period of survival nor the liability of the Sellers with respect to the Sellers’ representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Purchaser. If written notice of a claim has been given in accordance with the terms of this Agreement and in good faith prior to the expiration of the applicable representations and warranties by the Purchaser to the Sellers, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

(b) The representations and warranties of the Purchaser and Dycom contained in this Agreement shall survive the Closing until the date that is 21 months after the Closing Date; provided, however, that the Purchaser Fundamental Representations shall survive indefinitely. Neither the period of survival nor the liability of the Purchaser and Dycom with respect to the Purchaser’s and Dycom’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of the Sellers. If written notice of a claim has been given in accordance with the terms of this Agreement prior to the expiration of the applicable representations and warranties by the Sellers to the Purchaser, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

SECTION 9.02 Indemnification by the Seller. The Purchaser, Dycom and their Affiliates, officers, directors, employees, agents, successors and assigns (each a “Purchaser Indemnified Party”) shall be indemnified and held harmless by the Sellers, jointly and severally, for and against any and all Liabilities, losses, diminution in value, damages, claims, costs and expenses, interest, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (including any Action brought or otherwise initiated by any of them) (hereinafter a “Loss”), arising out of or resulting from:

(a) the breach as of the date hereof or as of the Closing Date of any representation or warranty made by the Sellers contained in this Agreement or in any certificate delivered hereunder (it being understood that such representations and warranties (other than the Seller Fundamental Representations and clause (ii) of the first sentence of Section 3.12 and with respect to the scope of any disclosures required on the Disclosure Schedule) shall be interpreted without giving effect to any limitations or qualifications as to “materiality”, “Material Adverse Effect” or words of like meaning set forth therein);

(b) the breach of any covenant or agreement by the Sellers contained in this Agreement or the Ancillary Agreements;

(c) any Liabilities, including Tax Liabilities, arising out of or directly relating to the Restructuring Transactions;

(d) the Retained Insurance Claims; or

(e) any those matters set forth on Section 9.02(e) of the Disclosure Schedule.

To the extent that the Sellers’ undertakings set forth in this Section 9.02 may be unenforceable, the Sellers shall each contribute the maximum amount (subject to Section 9.04) that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser Indemnified Parties.

SECTION 9.03 Indemnification by the Purchaser. The Sellers and their Affiliates (and, with respect to Quanta, its stockholders), officers, directors, employees, agents, successors and assigns (each a “Seller Indemnified Party”) shall be indemnified and held harmless by the Purchaser and Dycom, jointly and severally, for and against any and all Losses, arising out of or resulting from:

(a) the breach as of the date hereof or as of the Closing Date of any representation or warranty made by the Purchaser or Dycom contained in this Agreement or in any certificate delivered hereunder (it being understood that such representations and warranties (other than the Purchaser Fundamental Representations) shall be interpreted without giving effect to any limitations or qualifications as to “materiality”, “Material Adverse Effect” or words of like meaning set forth therein);

(b) the breach of any covenant or agreement by the Purchaser or Dycom contained in this Agreement or the Ancillary Agreements;

(c) any use of the Retained Names or the Existing Stock after the Closing, except for (i) claims that the Retained Names infringe the Intellectual Property of any third party, and (ii) where such use is consistent with any use in the operation of the Business of the Acquired Companies and Subsidiaries prior to the Closing and in accordance with the rights granted in Section 5.06; or

(d) the Financing or any alternative financing thereto and any information utilized in connection therewith, including any action taken pursuant to Section 5.13.

To the extent that the Purchaser’s and Dycom’s undertakings set forth in this Section 9.03 may be unenforceable, each of the Purchaser or Dycom shall contribute the maximum amount (subject to Section 9.04) that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Seller Indemnified Parties.

SECTION 9.04 Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement, except with respect to claims relating to Taxes: (a) an Indemnifying Party shall not be liable for any claim for indemnification pursuant to Section 9.02(a) or 9.03(a) (other than indemnification in respect of Seller Fundamental Representations or Purchaser Fundamental Representations, respectively) unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party equals or exceeds $2.75 million whereupon the Indemnifying Party shall be liable for indemnification for the full amount of such Losses; (b) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 9.02(a) or 9.03(a) (other than indemnification in respect of Seller Fundamental Representations or Purchaser Fundamental Representations, respectively), as the case may be, shall be an amount equal to 20% of the Purchase Price; (c) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 9.02(a) or 9.03(a) for indemnification in respect of Seller Fundamental Representations or Purchaser Fundamental Representations, respectively, as the case may be, shall be an amount equal to the Purchase Price; (d) an Indemnifying Party shall not be liable for any Losses pursuant to Section 9.02(a) or 9.03(a), other than for indemnifiable Losses in excess of $20,000 resulting from a single claim or aggregate claims arising from the same facts, event or circumstances; (e) the maximum amount of indemnifiable Losses which may be recovered from an Indemnifying Party arising out of or resulting from the causes set forth in Section 9.02(b) or 9.03(b), as the case may be, shall be an amount equal to the Purchase Price; and (f) the Sellers shall have no Liability for any Losses in respect of the Purchaser’s Financing with respect to a breach of the representation and warranty contained in Section 3.08(b) other than taking such action as is necessary to make such representation and warranty accurate, and in any event the Sellers shall have no Liability for any such Losses relating to market conditions or market risk. Notwithstanding the foregoing, the provisions of this Section 9.04 shall not apply to indemnification in respect of Taxes, Section 5.15, or the obligations of Dycom and the Purchaser pursuant to Section 9.03(d).

SECTION 9.05 Notice of Loss; Third Party Claims. (a) An Indemnified Party shall give the Indemnifying Party notice of any matter that an Indemnified Party has determined has given or could give rise to a right of indemnification under this Agreement, within 30 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) If an Indemnified Party shall receive notice of any Action, audit, demand or assessment (each, a “Third Party Claim”) against it or which may give rise to a claim for Loss under this Article IX, promptly, but in no event later than 30 days after the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or Liability that it may have to any Indemnified Party otherwise than under this Article IX. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within 30 days of the receipt of notice from the Indemnified Party of such Third Party Claim; provided, however, that if there exists a conflict of interest that the Indemnified Party’s outside counsel shall have advised the Indemnified Party would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party so determines counsel is required, at the expense of the Indemnifying Party; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any jurisdiction in any single Action. In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party elects to direct the defense of any such claim or proceeding, then the Indemnifying Party shall have the right to settle any Third Party Claim for which it obtains an unconditional release of the Indemnified Party from all liability in respect of such Third Party Claim or to which settlement the Indemnified Party consents in writing (not to be unreasonably withheld, conditioned or delayed). If, within 30 days after the receipt of the notice of such Third Party Claim, the Indemnifying Party does not notify the Indemnified Party that it elects to undertake the defense of such Third Party Claim, the Indemnified Party shall have the right to contest, settle or compromise such Third Party Claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement; provided, however, that no Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder under any circumstances without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed), unless such settlement, compromise or consent includes an unconditional release of the Indemnifying Party from all liability arising out of such claim. In such event, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. Notwithstanding anything in this Section 9.05 to the contrary, if a Third Party Claim relates to or arises in connection with any criminal Action or any Action seeking equitable or remedial relief, the Indemnified Party shall be entitled to jointly control the defense thereof with the Indemnifying Party for so long as such Action is continuing.

(c) The parties hereto acknowledge and agree that, except for the right to specifically enforce the provisions of this Agreement as provided in Section 11.10 and with respect to common law fraud (excluding any concept of “constructive fraud”), following the Closing, the provisions of Section 5.15, Article VII and this Article IX shall be the sole and exclusive remedies of the Seller Indemnified Parties and the Purchaser Indemnified Parties for any Loss and any and all claims arising under, out of, or related to this Agreement or the sale and purchase of the Acquired Companies and Subsidiaries, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective officers, directors, employees, agents, successors and assigns arising under or based upon any Law, except pursuant to the indemnification provisions set forth in Article VII or this Article IX or the provisions in Section 5.15. The provisions of this Section 9.06, together with the limited remedies provided in Article VII and this Article IX, were specifically bargained for between Dycom, the Purchaser and the Sellers The Sellers have specifically relied upon the provisions of this Section 9.06, together with the limited remedies provided in Article VII and this Article IX, in agreeing to the Purchase Price and in agreeing to provide the specific representations and warranties set forth herein.

SECTION 9.06 Certain Other Indemnification Matters.

(a) The Losses giving rise to any indemnification obligation hereunder shall be reduced by any third party insurance proceeds or other payments actually received by the Indemnified Party in satisfaction of any such Losses net of reasonable expenses incurred in receiving such proceeds or payments (including any reasonably documented increase in insurance premiums that may arise in connection with the payment of any claim). Any Indemnified Party that becomes aware of Losses for which it intends to seek indemnification hereunder shall use commercially reasonable efforts to collect any amounts to which it reasonably may be entitled under insurance policies or indemnity, contribution or other similar agreements for any Losses.

(b) Notwithstanding any other provision of this Agreement, in no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive damages (other than punitive damages actually paid in respect of a Third Party Claim) or loss of business reputation or opportunity, or any damages based on any type of multiple relating to the breach or alleged breach of this Agreement. Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement. Each Indemnified Party shall take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Loss actually suffered by such party.

ARTICLE X

TERMINATION

SECTION 10.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the Purchaser if (i) between the date hereof and the Closing, an event or condition occurs that has resulted in a Material Adverse Effect or (ii) either of the Sellers shall have breached any of their representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VIII, which breach cannot be or has not been cured within 10 Business Days after the giving of written notice by the Purchaser specifying such breach;

(b) by the Sellers if Dycom or the Purchaser shall have breached any of its representations, warranties, covenants or agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article VIII, which breach cannot be or has not been cured within 10 Business Days after the giving of written notice by the Sellers specifying such breach;

(c) by either the Seller or the Purchaser if the Closing shall not have occurred by February 1, 2013 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 10.01(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date; provided, however, that if the Marketing

Period has commenced prior to the End Date and has not been completed by the End Date, then the End Date shall be extended to the fifth Business Day after the date on which the Marketing Period is completed;

(d) by either the Purchaser or the Sellers in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

(e) by the mutual written consent of the Sellers and the Purchaser.

SECTION 10.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto pursuant to this Agreement except (a) as set forth in Section 5.03, the cost reimbursement provisions of Section 5.13, and Sections 11.01, 11.09, and 11.15 and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement prior to termination. For the avoidance of doubt, both the Non-Disclosure Agreement and the Antitrust Confidentiality Agreement shall survive the termination of this Agreement for any reason in accordance with the terms thereof.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01 Expenses. Except as otherwise specified in this Agreement, (a) all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred and (b) the Sellers will pay any out-of-pocket expenses incurred by the Acquired Companies or Subsidiaries in connection with this Agreement.

SECTION 11.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a) if to the Sellers:

c/o Quanta Services, Inc.

2800 Post Oak Blvd., Suite 2600

Houston, TX 77056-6175

Facsimile: (713) 629-7639

Attention: General Counsel

with a copy to:

Duane Morris LLP

1330 Post Oak Blvd., Suite 800

Houston, TX 77056-3166

Facsimile: (713) 583-9179

Attention: Shelton M. Vaughan, Esq.

(b) if to the Purchaser:

Dycom Industries, Inc.

11770 U.S. Highway 1, Suite 101

Palm Beach Gardens, Florida 33408

Facsimile: 1-561-799-2207

Attention: General Counsel

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069

Facsimile: (212) 848-7179

Attention: Stephen M. Besen, Esq.

SECTION 11.03 Public Announcements. None of the parties hereto shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other parties (not to be unreasonably withheld, conditioned or delayed) unless otherwise required by Law or applicable stock exchange rule or regulation (based upon the advice of counsel), and the parties hereto shall cooperate as to the timing and contents of any such press release, public announcement or communication.

SECTION 11.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 11.05 Entire Agreement. This Agreement, the Ancillary Agreements, the License Agreement, the Non-Disclosure Agreement and the Antitrust Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the sale and purchase of the Acquired Companies and Subsidiaries and the other subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Sellers and the Purchaser with respect to the sale and purchase of the Acquired Companies and Subsidiaries and the other subject matter hereof and thereof (including the Letter of Intent).

SECTION 11.06 Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of Quanta and the Purchaser (which consent may be granted or withheld in the sole discretion of Quanta or the Purchaser) and any such assignment or attempted assignment without such consent shall be void. Notwithstanding the foregoing, the Purchaser may assign this Agreement to one or more Affiliates of the Purchaser without the consent of Quanta, provided that any such assignment by the Purchaser shall not relieve the Purchaser of any liability or obligation hereunder.

SECTION 11.07 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser or (b) by a waiver in accordance with Section 11.08.

SECTION 11.08 Waiver. The Sellers, on the one hand, and Dycom and the Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party contained herein, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any certificate delivered by the other party pursuant hereto, or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of the Sellers or the Purchaser to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 11.09 No Third Party Beneficiaries. Except for the provisions of Article IX relating to indemnified parties and pursuant to Section 11.15, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of the Sellers, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 11.10 Specific Performance. The parties hereto acknowledge and agree that they would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by any party hereto could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at Law. Accordingly, in addition to any other right or remedy to which the parties hereto may be entitled, at Law or in equity, they shall be entitled to enforce any provision of this Agreement (including Sections 5.07 and 5.08) by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement.

SECTION 11.11 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above named courts.

SECTION 11.12 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto hereby (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.12.

SECTION 11.13 Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

SECTION 11.14 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 11.15 Non-Recourse. (a) All claims or causes of action (whether in contract or in tort, at law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto. No Person who is not a named party to this Agreement, including any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, at law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third party beneficiaries of this provision of this Agreement.

(b) The Sellers and their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any of the commercial banks, investment banks or other financial institutions providing Financing to the Purchaser or Dycom in connection with the transactions contemplated by this Agreement (each a “Debt Financing Party”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the performance of any financing commitments or agreements of such Debt Financing Party with respect to the transactions contemplated hereby, whether at Law or equity, in contract, in tort or otherwise. No Debt Financing Party shall have any liability (whether in contract, in tort or otherwise) to the Sellers and their respective Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby, including any dispute arising out of or relating in any way to the performance of any financing commitments of such Debt Financing Party with respect to the transactions contemplated hereby. Without limiting the foregoing, it is agreed that any claims or causes of action brought against any Debt Financing Party in its capacity as such will not be brought in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York and shall be governed by the law of the State of New York. It is further agreed that the Debt Financing Parties are intended third-party beneficiaries of, and shall be entitled to the protections of this Section 11.15(b).

[Signature Page Follows]

IN WITNESS WHEREOF, the Sellers, Dycom and the Purchaser have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

QUANTA SERVICES, INC.

By:	/s/ James F. O’Neil III
	Name:	James F. O’Neil III
	Title:	President

INFRASOURCE FI, LLC

By:	/s/ James F. O’Neil III
	Name:	James F. O’Neil III
	Title:	President

PBG ACQUISITION III, LLC

By:	/s/ Steven Nielsen
	Name:	Steven Nielsen
	Title:	President

DYCOM INDUSTRIES, INC.

By:	/s/ Steven Nielsen
	Name:	Steven Nielsen
	Title:	President